   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1996.
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 ERGOBILT, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             TEXAS                            2590                         75-2600529
(State or Other Jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 Incorporation or Organization)   Classification Code Number)        Identification Number)

               5000 QUORUM DRIVE                                      GERARD SMITH
                   SUITE 147                                  5000 QUORUM DRIVE, SUITE 147
              DALLAS, TEXAS 75240                                 DALLAS, TEXAS 75240
                 (972) 233-8504                                      (972) 233-8504
  (Address, Including Zip Code, and Telephone            (Name and Address, Including Zip Code,
        Number, Including Area Code, of                   and Telephone Number, Including Area
   Registrant's Principal Executive Offices)                   Code, of Agent for Service)

                             ---------------------
                                   Copies to:

             NORMAN R. MILLER, ESQ.                        KATHERINE M. SEABORN, ESQ.
       WOLIN, FULLER, RIDLEY & MILLER LLP                   GARDERE & WYNNE, L.L.P.
              3100 BANK ONE CENTER                          3000 THANKSGIVING TOWER
                1717 MAIN STREET                                1601 ELM STREET
              DALLAS, TEXAS 75201                             DALLAS, TEXAS 75201
            TELEPHONE (214) 939-4906                        TELEPHONE (214) 999-4924
               FAX (214) 939-4949                              FAX (214) 999-4162

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                                           PROPOSED
                                                           PROPOSED        MAXIMUM
                                                           MAXIMUM        AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS                     AMOUNT TO BE    OFFERING PRICE     OFFERING    REGISTRATION
  OF SECURITIES TO BE REGISTERED       REGISTERED(1)     PER UNIT(2)       PRICE(2)         FEE
----------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.........     2,300,000         $10.00       $23,000,000      $6,970
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee.

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                   (BETWEEN ITEMS OF S-1 AND THE PROSPECTUS)

 ITEM
NUMBER                    CAPTION                            LOCATION IN PROSPECTUS
------   -----------------------------------------  -----------------------------------------
   1.    Forepart of the Registration Statement
           and Outside Front Cover Page of
           Prospectus.............................  Forepart of Registration Statement and
                                                    Outside Front Cover
   2.    Inside Front and Outside Back Cover Pages
           of Prospectus..........................  Inside Front Cover and Outside Back Cover
   3.    Summary Information, Risk Factors and
           Ratio of Earnings to Fixed Charges.....  Prospectus Summary and Risk Factors
   4.    Use of Proceeds..........................  Use of Proceeds
   5.    Determination of Offering Price..........  Underwriting
   6.    Dilution.................................  Dilution
   7.    Selling Security Holders.................  Inapplicable
   8.    Plan of Distribution.....................  Underwriting
   9.    Description of Securities to be
           Registered.............................  Description of Capital Stock
  10.    Interests of Named Experts and Counsel...  Inapplicable
  11.    Information with Respect to the
           Registrant.............................  The Company, Dividend Policy,
                                                    Capitalization, Selected Financial Data,
                                                      Selected Pro Forma Financial Data,
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations, Business, Management,
                                                      Certain Transactions, Principal
                                                      Shareholders and Shares Eligible for
                                                      Future Sale
  12.    Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities............................  Inapplicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 16, 1996

                                2,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by ErgoBilt, Inc. (the "Company"). Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting." The Company intends to apply for inclusion of the Common Stock on the Nasdaq National Market under the symbol "ERGB."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.


==============================================================================================
                                                           UNDERWRITING
                                              PRICE TO     DISCOUNT AND      PROCEEDS TO
                                                PUBLIC     COMMISSIONS(1)     COMPANY(2)
----------------------------------------------------------------------------------------------
Per Share...............................         $                $                 $
----------------------------------------------------------------------------------------------
Total(3)................................         $                $                 $
==============================================================================================

(1) Does not reflect additional compensation to the Underwriters in the form of warrants granted to the Representatives to purchase 100,000 shares of Common Stock at a price of 120% of the price to public exercisable over a period of four years commencing one year from the date of this prospectus ("Representatives' Warrants"). In addition, the Company has agreed to pay to the Representatives a nonaccountable expense allowance for due diligence and other out-of-pocket expenses and has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $          payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If the Underwriters exercise this option in full, then the total price to public, underwriting discount
     and proceeds to Company will be $          , $          and $          ,
     respectively.

                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that certificates representing the shares will be ready for delivery at the offices of Rauscher
Pierce Refsnes, Inc., Dallas, Texas, on or about                , 1996.

RAUSCHER PIERCE REFSNES, INC.                         WHEAT FIRST BUTCHER SINGER

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. Except as otherwise specified, the information in this prospectus (i) gives effect to a 2,040-for-1 split of Common Stock paid as a dividend on September 1, 1996; (ii) gives effect to the merger of ErgoBilt, Inc. ("ErgoBilt") with BodyBilt Seating, Inc. ("BodyBilt"), which will occur simultaneously with the closing of this offering (the "Merger"); (iii) gives effect to a change in the par value of the Common Stock from $.0001 to $.01 per share; and (iv) assumes the Underwriters' over-allotment option is not exercised. All references in this prospectus to the "Company" include ErgoBilt and BodyBilt, unless otherwise indicated. See "The Reorganization."

                                  THE COMPANY

     The Company is a rapidly growing developer, manufacturer and marketer of customized, high-end ergonomic office furniture that re-engineers the workplace and the home office by scientifically minimizing the physical stress imposed upon the human body. To broaden its current product line of four series of premium-priced, ergonomic office chairs, the Company plans to develop or acquire other ergonomic products, or enter into joint ventures or establish strategic alliances to market other ergonomic products. These products may include workstations, computer work surfaces, executive office side chairs and a second line of ergonomic chairs priced to appeal to a broader market segment. The Company's objective is to become "the primary source" for ergonomic products for the workplace and the home office.

     MARKET TRENDS. The Company has identified certain trends in the work environment that it believes have expanded the market opportunity for ergonomic office furniture. First, the increased reliance on the personal computer has resulted in more workers spending a greater portion of the work day in a constantly seated position. The result, among other things, has been a significant increase in the number of work-related employee injury claims and lost employee time from (i) back pain, the cause of approximately 40% of all recorded employee work absences, and (ii) repetitive stress injuries (including carpal tunnel syndrome), which affects 22% of seated workers. Second, government agencies, such as the Occupational Safety and Health Administration ("OSHA"), have required employers to provide safe work environments. As a result, the Company believes that employers are seeking ways to alleviate injuries related to body stress on the job site. Third, corporate down-sizing and the emergence of the corporate "telecommuter" have produced significant growth in the number of home offices, now estimated at 41.1 million in the United States alone. This growth in home offices shifts a portion of the decision-making power for office furniture purchases from traditional facilities and corporate purchasing agents directly to end users, who often make purchasing decisions based on personal comfort and productivity. These trends suggest an opportunity for the Company to grow by increasing its market penetration of the corporate community and by expanding its marketing, sales and distribution directly to end users.

     BODYBILT. Simultaneously with the closing of this offering, the Company will complete its Merger with BodyBilt, a manufacturer of premium-priced, ergonomic office chairs since 1988. BodyBilt is the foundation from which the Company intends to pursue its objective of becoming "the primary source" for ergonomic products for the workplace and the home office. The BodyBilt(R) chair design is based on research by the National Aeronautics and Space Commission (now known as NASA) conducted during its SkyLab missions that identified the least stressful body position for astronauts during extended missions in space. BodyBilt chairs have a 10-Point Posture Control(TM) system that allows each individual user to assume a posture similar to the stress-free posture of astronauts in space. BodyBilt(R) chairs have received national publicity in newspapers, magazines and television, including People magazine, Entertainment Tonight, The CBS Morning Show and The Tonight Show. As a result, the Company believes that BodyBilt(R) chairs enjoy a relatively high degree of brand recognition and consumer awareness.

     COMPETITIVE STRENGTHS. The Company believes that it is well-positioned to capitalize profitably on the expanding ergonomic office furniture market segment. The Company's competitive strengths include: (i) the modular design and interchangeable components of BodyBilt(R) chairs permit customization to each individual's specifications, and the chairs' mechanisms allow adjustment to fit changing individual needs; (ii) the Company's manufacturing, marketing, sales, distribution and customer service operations are equipped to handle small orders, the traditional mainstay of the ergonomic business; (iii) orders are generally processed, manufactured and delivered in four weeks, approximately half the time normally required by large companies; (iv) the use of interchangeable components allows on-site service and repair; and (v) by targeting its marketing efforts to corporate ergonomists and health, human services and safety managers, rather than traditional facilities or purchasing managers, the Company has been able to establish a market niche in which it believes it is difficult for large office furniture producers to compete effectively.

     HISTORICAL GROWTH. The Company's sales have increased from $2.5 million in 1991 to $13.7 million in 1995, for a compound annual growth rate of 53.2%. During this same period, the Company's income before income taxes increased from $190,000 to $1.9 million, for a compound annual growth rate of 77.3%. The Company's units sold increased from 5,262 units in 1991 to 25,759 units in 1995, for a compound annual growth rate of 48.7%. The Company believes its growth has been driven by (i) the growing importance and market acceptance of ergonomics;
(ii) its superior products and service; and (iii) the success of the sales force in educating consumers on the benefits of ergonomics and the solutions provided by the Company's products.

                                GROWTH STRATEGY

     The Company has developed a strategy to continue to grow and to achieve its objective of becoming "the primary source" for ergonomic products for the workplace and the home office. The key elements of this strategy include the following:

    -   INCREASING MARKET PENETRATION

             The Company intends to increase its market penetration by expanding its direct sales force and concentrating on geographic markets exhibiting economic growth and industry segments with growth potential. The Company believes that its direct sales force, which sells BodyBilt(R) chairs exclusively, is more productive and cost-efficient than independent sales representatives, who sell other manufacturers' office furniture lines.

    -   BROADENING PRODUCT LINE

             The Company intends to broaden its product line by developing or acquiring other ergonomic products, or entering into joint ventures or establishing strategic alliances to market other ergonomic products. By providing additional ergonomic products to complement its existing product line, the Company believes it will be able to leverage its marketing, sales and distribution systems and improve the efficiency of its direct sales force.

    -   DEVELOPING NEW DISTRIBUTION CHANNELS

             The Company intends to expand its retail distribution and explore new distribution channels, including catalog sales, telemarketing and the use of the Internet. The Company also plans to explore the feasibility, risks and potential benefits of expanding into international markets.

    -   BUILDING CONSUMER RECOGNITION

             The Company intends to establish an Ergonomic Advisory Council which will likely be comprised of experts in the fields of ergonomics, orthopedics and neurology. This Council is expected, among other things, to advise management on ergonomic developments and assist the Company in promoting the benefits of ergonomics in the workplace and home office. A Company-sponsored worldwide web site is planned to disseminate ergonomic information to the public.

                              RECENT DEVELOPMENTS

     The Company is currently negotiating an option to purchase a company which owns the North American rights to certain patents, including those relating to an ergonomic work center. The Company contemplates that the option exercise price would be approximately $2.5 million, payable in cash. This option, if purchased, would be subject to the completion of satisfactory due diligence and other conditions. There can be no assurance that this option will be granted or exercised. The Company has not entered into any agreements or understandings for any acquisitions, joint ventures or strategic marketing alliances to date.

                                  THE OFFERING

Common Stock offered by the Company..............  2,000,000 shares
Common Stock to be outstanding after the           5,023,334 shares(1)
  offering.......................................
Use of proceeds..................................  To pay the cash portion of the Merger
                                                   Consideration, to repay indebtedness and
                                                   for working capital, capital expenditures,
                                                   possible future acquisitions and other
                                                   general corporate purposes.
Nasdaq National Market symbol....................  ERGB

---------------

(1) Includes 466,667 shares of Series A Preferred Stock which are convertible into Common Stock. See "Description of Capital Stock -- Series A Preferred Stock." Excludes 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, 100,000 shares of Common Stock subject to the Representatives' Warrants and up to 69,000 shares of Common Stock subject to a lender's warrant (the "Lender's Warrant"). See
     "Management -- Stock Option Plan," "Shares Eligible for Future Sale," "Underwriting" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
     Resources -- Current Debt Obligations."

                             ---------------------

     Incorporated under Texas law in 1995, the Company's principal executive offices are located at 5000 Quorum Drive, Dallas, Texas 75240, and its telephone number is (972) 233-8504.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The summarized financial information presented below is derived from the financial statements of BodyBilt, which is considered the predecessor to the Company.

                                                                                    SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                      JUNE 30,
                               ------------------------------------------------    ------------------
                                1991      1992      1993      1994       1995       1995       1996
                               ------    ------    ------    -------    -------    -------    -------
INCOME STATEMENT DATA:
  Sales......................  $2,484    $4,448    $6,535    $ 9,189    $13,672    $ 5,614    $ 7,432
  Cost of sales..............   1,380     2,053     3,237      4,789      7,218      3,105      3,921
                               ------    ------    -------   -------    -------    -------    -------
  Gross profit...............   1,104     2,395     3,298      4,400      6,454      2,509      3,511
  Selling, general and
     administrative
     expenses................     914     1,353     2,164      3,266      4,555      1,880      2,746
                               ------    ------    -------   -------    -------    -------    -------
  Operating income...........     190     1,042     1,134      1,134      1,899        629        765
  Other expense, net.........      --        14        24         24         20         38         65
                               ------    ------    -------   -------    -------    -------    -------
  Income before income
     taxes...................     190     1,028     1,110      1,110      1,879        591        700
  Income tax expense.........      --        46        50         50         85         24         39
                               ------    ------    -------   -------    -------    -------    -------
  Net income.................  $  190    $  982    $1,060    $ 1,060    $ 1,794    $   567    $   661
                               ======    ======    =======   =======    =======    =======    =======
PRO FORMA DATA:
  Pro forma net income(1)...........................................    $   929    $   215    $   290
  Pro forma earnings per share......................................    $   .22    $   .05    $   .07
  Pro forma shares outstanding(2)...................................      4,303      4,303      4,303
OPERATING DATA:
  Units sold.................   5,262     8,882    13,549     18,946     25,759     12,637     16,215

                                                                            JUNE 30, 1996
                                                                   -------------------------------
                                                                   PRO FORMA(3)     AS ADJUSTED(4)
                                                                   ------------     --------------
BALANCE SHEET DATA:
  Working capital................................................    $ (5,860)         $  8,696
  Total assets...................................................      20,008            25,686
  Long-term debt, including current portion......................       1,712                --
  Shareholders' equity...........................................       8,674            24,814

---------------

(1)  The unaudited pro forma adjustments reflect the adjustments necessary to
     (i) combine the results of operations and financial position of ErgoBilt with BodyBilt; (ii) recognize goodwill associated with the acquisition of BodyBilt's shares; (iii) recognize tax expense related to BodyBilt as if its S corporation status had terminated at the beginning of the period presented; and (iv) reduce interest expense as a result of the repayment of debt. See "Selected Pro Forma Financial Data."

(2) The computation of pro forma shares outstanding is based on 3,023,334 weighted average shares of Common Stock outstanding and 1,280,000 shares assumed to be issued at an initial public offering price of $9.00 per share (after deducting the estimated underwriting discount) to (i) fund payments of $8.75 million to BodyBilt Shareholders (as defined herein) and
     (ii) repay approximately $2.0 million of bank and other indebtedness of BodyBilt including $250,000 of the convertible note of the Company (the "Convertible Note"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Debt Obligations." The computation of pro forma shares outstanding excludes an additional 720,000 shares to be sold in the offering, the proceeds of which are planned to fund working capital, capital expenditures, possible future acquisitions and other general corporate purposes. See "Use of Proceeds."

(3) Assumes that the Merger was completed on June 30, 1996, and that the cash consideration to be paid (including an S corporation distribution of $2.8 million) is reflected as a reduction of working capital. Approximately $14.2 million of goodwill is recorded as a result of the Merger.

(4) As adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This prospectus contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward looking statements.

     NEW MARKET SEGMENT. The application of ergonomic principles to the design of office furniture and other products is a relatively new concept, and public awareness of the science and application of ergonomics is in its infancy. As with any new industry, there is limited data or industry guidelines to validate the potential market demand or product acceptance. The Company's objective to become "the primary source" for ergonomic office products in a developing market segment, could, therefore, pose significant risks to the Company. There can be no assurance that this market segment will develop or that the Company will be successful in manufacturing or marketing ergonomic office furniture.

     COMPETITION. The Company faces significant competition in the office furniture market. Existing and future competitors within the office furniture industry offer or will offer ergonomic products. Many of these competitors have greater financial and other resources, and offer a broader product line, than the Company. There is also competition from numerous small ergonomic furniture companies. BodyBilt(R) chairs compete on the basis of quality, health benefits, comfort, service, price, design and durability. Competitive pressures could result in increased price competition or in the introduction of new ergonomic office furniture by the Company's competitors, which could have a material adverse effect on the Company's results of operations.

     MANAGEMENT OF EXPANDING OPERATIONS. The Company's operations have expanded significantly in recent years. This expansion has placed, and is expected to continue to place, significant demands on the Company's administrative, operational and financial personnel and systems. There can be no assurance that the Company will be able to manage its growth effectively, including the improvement and implementation of the Company's financial and management information systems and the recruitment and retention of key employees. The Company's failure to do so could have a material adverse effect on the Company's results of operations, including its ability to expand its operations successfully or to maintain its present level of profitability.

     PRODUCT CONCENTRATION. At the present time, the Company's products are limited to four series of BodyBilt(R) chairs. Until additional products are developed or acquired, or the Company has entered into joint ventures or established strategic alliances to market other ergonomic products, the Company is subject to the risk that demand for its existing product line may be diminished by changing market conditions, consumer preferences or competition, which could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to develop or acquire additional ergonomic products or enter into joint ventures or establish strategic alliances to market ergonomic products compatible with its existing products. In addition, the expansion of the Company's product line to include a second line of ergonomic chairs, if achieved, could diminish the demand for the Company's present line of BodyBilt(R) chairs.

     MARKET EXPANSION AND NEW DISTRIBUTION CHANNELS. The Company's products are currently sold in several specific geographic markets in the United States. Although the Company expects to expand into new markets, the Company's expansion may meet market resistance or require substantial consumer education for market acceptance. The Company also intends to expand its direct sales force, further penetrate the retail sector and open new channels of distribution, such as telemarketing, catalog sales and Internet marketing, for which the Company may incur substantial costs. There can be no assurance that the Company can attract, train and manage a geographically-diverse, direct sales force, penetrate new markets or develop new channels of distribution or that these strategies will result in increased revenues or profitability.

     POSSIBLE FUTURE BUSINESS COMBINATIONS. The Company's growth strategy includes possible future acquisitions, joint ventures or strategic marketing alliances to broaden its product line. There can be no assurance that the Company will be able to identify, acquire and integrate, or enter into joint ventures or strategic marketing alliances with, complementary businesses on a profitable basis. Furthermore, the Company's ability to make acquisitions or enter into joint ventures or strategic alliances may depend upon its ability to obtain financing on acceptable terms. There also may be significant competition from large furniture companies to acquire smaller ergonomic office furniture companies, and there can be no assurance that such acquisitions will be available to the Company on acceptable terms.

     LIMITED OPERATING HISTORY. BodyBilt has manufactured and marketed ergonomic office furniture since 1988. ErgoBilt has only conducted operations since June 1995, consisting primarily of providing advertising and marketing services to BodyBilt. Although Gerald McMillan, Chairman of the Board of Directors of the Company, was an affiliate of BodyBilt from 1991 to 1996, and there is continuity of key personnel of BodyBilt, certain members of the Company's senior management have only recently become associated with the Company. There can be no assurance that this management will be able to implement the Company's growth strategy effectively. See "The Reorganization," "Business -- Growth Strategy" and "Management."

     DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend on the continued efforts of Gerald McMillan, Chairman of the Board of Directors of the Company, Gerard Smith, President and Chief Executive Officer, Drew Congleton, Executive Vice President and National Sales Manager of BodyBilt, Bob Schubert, Vice President, Controller and Director of Human Resources and Safety of BodyBilt, and Matt Prochaska, Vice President and Director of Plant Operations of BodyBilt. Messrs. McMillan, Smith and Congleton have three-year employment agreements with the Company. In addition, the Company has agreed to enter into a two-year consulting agreement with Mark McMillan, former president of BodyBilt and a principal shareholder of the Company. The Company does not have key employee life insurance on any of its senior management. The loss of the services of one or more key personnel could have a material adverse effect on the Company's results of operations. The Company's success also depends on its ability to retain its key management, marketing and sales personnel and to attract and retain qualified personnel at a reasonable cost. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

     DEPENDENCE ON SUPPLIERS. While the Company's strategy is to maintain multiple sources of supply, the Company's largest supplier, Leggett & Platt, Inc., is currently the only source of a key component for BodyBilt(R) chairs. While the Company has not had any adverse experience with this supplier, until alternative supply sources are identified, the Company could be subject to pricing risks, delivery delays and quality control problems, which could have a material adverse effect on the Company's results of operations.

     DEPENDENCE ON KEY INDEPENDENT SALES REPRESENTATIVES. Sales through independent sales representatives accounted for 43.9% and 31.5% of the Company's sales for the year ended December 31, 1995, and the six months ended June 30, 1996, respectively. Although the Company has contracts with independent sales representatives, these contracts are generally terminable by the representatives upon 30 days' notice. Although the Company intends to continue expanding its direct sales force and reducing its dependence on independent sales representatives, the loss of certain key independent sales representatives could have a material adverse effect on the Company's results of operations.

     DEPENDENCE ON SOLE MANUFACTURING FACILITY. The Company manufactures BodyBilt(R) chairs at one facility in Navasota, Texas. Although the Company maintains $2.0 million of business interruption insurance on this facility, a lengthy interruption of its manufacturing operations would have a material adverse effect on the Company's results of operations.

     PRODUCT LIABILITY. The Company may be subject to product liability claims as a result of alleged product design or manufacturing defects or failure to provide appropriate literature warnings or directions with its products. The Company also could be liable for product liability claims for defective products as a result of its participation in the distribution of products, even if the Company did not actually design, manufacture or assemble the products or components. Although the Company has not experienced any material loss due to product liability claims to date and currently maintains product liability insurance coverage that it considers appropriate, there can be no assurance that the amount or scope of the coverage maintained by the Company will be adequate to protect it in the event a significant product liability claim is asserted successfully.

     WARRANTY LIABILITY. Various components of BodyBilt(R) chairs are warranted against defects in materials or work quality for up to seven years. The Company has not experienced any material losses from warranty claims to date and does not maintain a reserve for such claims. There can be no assurance that material warranty claims will not be asserted in the future.

     VARIABLE RESULTS OF OPERATIONS. The Company's revenues and results of operations fluctuate substantially from period to period depending on such factors as the timing of significant customer orders, the timing of revenue and cost recognition, changes in customer buying patterns and trends in the economy of the geographic markets in which the Company operates. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's quarterly or annual results of operations. The Company's new customers typically take three months or more from initial inquiry to order, during which time they may experience competing capital budget considerations, making the timing of customer orders subject to fluctuation and difficult to predict. There can be no assurance that the Company will be able to sustain its profitability on either a quarterly or annual basis.

     CONTROL BY INSIDERS. Following completion of this offering, the Company's directors, executive officers, consultant and their affiliates will beneficially own approximately 59.3% of the outstanding Common Stock of the Company and will be in a position to elect the Company's directors and officers, to control the policies and operations of the Company and to determine the outcome of corporate transactions or other matters submitted for shareholder approval. These matters may include mergers, consolidations, the sale of the Company's assets or a change in control of the Company. In addition, the Company and the principal shareholders have entered into a voting agreement pursuant to which the parties thereto have agreed to re-elect the existing members of the Board of Directors of the Company for three one-year terms. See "Management," "Principal Shareholders" and "Description of Capital Stock."

     BENEFITS OF OFFERING TO CERTAIN SHAREHOLDERS. Of the net proceeds of this offering, $8.75 million will be used to pay the cash portion of the Merger Consideration (as defined herein). All of this amount, representing 54.2% of the net proceeds, will be paid to the BodyBilt Shareholders, who also will become principal shareholders of the Company. The Company intends to use approximately $1.6 million of the proceeds of this offering to repay bank indebtedness of BodyBilt that one BodyBilt Shareholder guaranteed and to repay a $75,000 loan from another BodyBilt Shareholder. In addition, the Company intends to use a portion of the proceeds to repay one-half of the principal (approximately $250,000), plus all accrued interest on the Convertible Note, for which the Chairman of the Board of Directors of the Company has pledged certain collateral as security. Upon the closing of this offering, the Convertible Note will be repaid in full and the pledged collateral will be released. The Chairman of the Board of Directors of the Company has also personally guaranteed certain payment obligations of the Company to its President and Chief Executive Officer and pledged certain additional assets as collateral. Approximately $225,000 of the net proceeds of this Offering will be used to fund the purchase by the Company of shares of Common Stock from a principal shareholder of the Company to enable the Company to deliver shares upon conversion of one-half of the principal balance of the Convertible Note. Upon completion of the offering, this payment obligation of ErgoBilt will be fully satisfied and the pledged collateral released. Accordingly, approximately $10.9 million, or 67.8%, of the net proceeds from this offering will directly or indirectly benefit such persons. See "Use of Proceeds," "Certain Transactions" and "Principal Shareholders."

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of this offering and the Merger, the Company will have outstanding 466,667 shares of Series A Preferred Stock and 4,556,667 shares of Common Stock, assuming an initial public offering price of $9.00 per share. The 2,000,000 shares sold in this offering may be publicly offered and sold without restriction unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering and all shares of Series A Preferred Stock and Common Stock to be issued upon completion of the Merger will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company, its executive officers, directors and principal shareholders have agreed that they will not, directly or indirectly, sell or otherwise dispose of any of such shares for a period of 180 days after the date of this prospectus, without the prior written consent of Rauscher Pierce Refsnes, Inc., on behalf of itself and Wheat, First Securities, Inc., as representatives of the Underwriters (the "Representatives"). These shareholders have certain demand, "piggyback" and shelf registration rights. There are also (i) 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, (ii) 100,000 shares of Common Stock subject to the Representatives' Warrants, and (iii) up to 69,000 shares of Common Stock subject to the Lender's Warrant. The Company intends to file a registration statement on Form S-8 covering sales of shares issued upon exercise of any securities issued under its stock option plan.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock. See "Shares Eligible for Future Sale."

     DILUTION. This offering will result in immediate and substantial dilution in net tangible book value of $6.89 per share to new investors, which amount represents the difference between the pro forma net tangible book value per share after this offering and an assumed initial public offering price of $9.00 per share. See "Dilution."

     ANTI-TAKEOVER PROVISIONS. The Company's Restated Articles of Incorporation and Amended and Restated Bylaws contain, among other things, provisions prohibiting shareholder action by written consent, limiting the removal of directors except for cause, providing specified notice for shareholders meetings and limiting the right of shareholders to call special meetings. Additionally, the Company's Amended and Restated Bylaws require the affirmative vote of two-thirds of the outstanding voting stock or the Board of Directors to consummate a business combination with a "related person." The Company's Restated Articles of Incorporation also authorize shares of undesignated, series preferred stock with respect to which the Board of Directors has the power to fix the rights and preferences without any further vote or action by the shareholders. The Company intends to issue Series A Preferred Stock in connection with the Merger. Such provisions could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. In addition, the Company and the principal shareholders have entered into a voting agreement pursuant to which the parties thereto have agreed to maintain the existing composition of the Board of Directors of the Company for a three-year term. See "Management," "Principal Shareholders," "Description of Capital Stock -- Preferred Stock" and "-- Certain Anti-Takeover Provisions."

     ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock. Although the Company intends to apply for inclusion of the Common Stock on the Nasdaq National Market, there can be no assurance that an active market will develop or be sustained following this offering. The initial public offering price for the shares of Common Stock sold in this offering was determined through negotiations between the Company and the Representatives and may not necessarily reflect the market price for the Common Stock following this offering. Market prices for the Common Stock following this offering will be influenced by a number of factors, including the Company's operating results and other factors affecting the Company specifically and the furniture industry and financial markets generally, as well as the depth and liquidity of the market for the Common Stock. In recent years, stock market volatility has had a significant effect on the market prices of securities issued by some companies for reasons unrelated to their operating performance. See "Underwriting."

     ACTUAL RESULTS MAY DIFFER FROM FORWARD LOOKING STATEMENTS. Statements in this prospectus that reflect projections or expectations of future financial or economic performance of the Company, and statements of the Company's plans and objectives for future operations, including those relating to the Company's products and services, are "forward looking" statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements. Important factors that could result in such differences, in addition to the risk factors identified above, include: general economic conditions in the Company's markets, including inflation, recession, interest rates and other economic factors; casualty to or other disruption of the Company's production facility and equipment; delays and disruptions in the shipment of the Company's products and raw materials; disruption of operations and other factors that generally affect businesses.

                               THE REORGANIZATION

     The Company (formerly known as The Chafferton Company, Inc.) has entered into a merger agreement (the "Merger Agreement") with BodyBilt and its three shareholders, Mark McMillan, Drew Congleton and Dr. Richard Troutman (collectively, the "BodyBilt Shareholders"). The Merger Agreement provides for the merger of BodyBilt into a wholly owned subsidiary of the Company, to be completed simultaneously with the closing of this offering. As consideration for the Merger, the BodyBilt Shareholders will receive $17.6 million payable in a combination of cash (not to exceed $8.75 million), 516,667 shares of Common Stock valued at $4.65 million, and 466,667 shares of Series A Preferred Stock valued at $4.2 million, assuming an initial public offering price of $9.00 per share (collectively, the "Merger Consideration"). The rights and preferences of the Series A Preferred Stock are described under "Description of Capital
Stock -- Series A Preferred Stock." The cash portion of the Merger Consideration will be reduced by the S corporation distribution of $2.8 million to be made to the BodyBilt Shareholders prior to the Merger. The Merger Agreement prohibits the BodyBilt Shareholders and their affiliates from competing with the Company for three years after the Merger. ErgoBilt previously provided advertising and marketing services to BodyBilt.

     The Merger Agreement requires that Messrs. Troutman and Congleton be elected to the Company's Board of Directors and that Gerald McMillan and Gerard Smith deliver written agreements not to remove Messrs. Troutman and Congleton as directors except for cause. The Merger Agreement grants Dr. Troutman the right to nominate his successor in the event of his resignation, requires that Gerald McMillan remain a director and requires that all other nominees to the board be approved by either Mark McMillan or Drew Congleton as directors and such approval may not be unreasonably withheld. The Company and the Principal Shareholders have entered into a voting agreement to affirm and clarify these obligations. See "Principal Shareholders."

     The BodyBilt Shareholders' stock certificates, stock transfer powers and the Articles of Merger have been deposited into escrow and will be delivered to the Company simultaneously with the closing of this offering when the Merger Consideration is delivered to the escrow agent.

     The Merger will be accounted for as a purchase and is intended to qualify as a tax-free reorganization under sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). If, for any reason, the Merger is disallowed as a tax-free reorganization, the BodyBilt Shareholders or the Company could be subject to additional taxation. Such taxation could have a material adverse effect on the Company's results of operations.

     Historically, BodyBilt has been treated as an S corporation under the Code. As a result, BodyBilt's earnings have been subject to taxation at the shareholder level, rather than at the corporate level for federal income tax purposes. As noted above, BodyBilt will make an S corporation distribution to BodyBilt Shareholders of $2.8 million prior to the Merger, and its S corporation status will be terminated. The Company will be responsible for the payment of federal income taxes on earnings of BodyBilt subsequent to the Merger. The S corporation distribution will be funded by borrowings from BodyBilt Shareholders in connection with the Merger. No S corporation distributions will be made to BodyBilt Shareholders in connection with BodyBilt's earnings for any period beginning after June 30, 1996.

                              RECENT DEVELOPMENTS

     The Company is currently negotiating an option to purchase a company which owns the North American rights to certain patents, including those relating to an ergonomic work center. The Company contemplates that the option exercise price would be approximately $2.5 million payable in cash. The option, if purchased, would be subject to the completion of satisfactory due diligence and other conditions. There can be no assurance that this option will be granted or exercised.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered by the Company are estimated to be approximately $16.1 million (approximately $18.7 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $9.00 per share and after deducting the underwriting discount and other estimated offering expenses.

     The Company intends to pay $8.75 million of the net proceeds to the BodyBilt Shareholders, representing the cash portion of the Merger Consideration and payment of borrowings from BodyBilt Shareholders incurred in conjunction with S corporation distribution made in connection with the Merger. The Company also intends to repay a total of approximately $2.0 million of indebtedness from the net proceeds, including (i) approximately $1.6 million of bank debt incurred by BodyBilt to purchase and improve the Company's manufacturing facility and for working capital, most of which bears interest at the prime rate or prime plus
 .75% and matures in May or June 2000, a portion of which bears interest at 6.75% to 10.0% and matures between March 1997 and January 2001, and all of which has been guaranteed by Mark McMillan, the former President of BodyBilt and a principal shareholder of the Company; (ii) a $75,000 non-interest bearing demand loan to BodyBilt for working capital by Dr. Richard Troutman, a BodyBilt Shareholder and a principal shareholder of the Company; and (iii) approximately $250,000, plus interest, of the Convertible Note issued by ErgoBilt to fund Merger and offering expenses and which bears interest at 8% per annum and matures on September 3, 1997. The Convertible Note is secured by a pledge of certain assets by Gerald McMillan. The Company has entered into a letter agreement with Mark McMillan, pursuant to which the Company will purchase from Mr. McMillan that number of shares sufficient to satisfy shares to be issued to the holder of the Convertible Note upon conversion. Approximately $225,000 of the net proceeds of this offering will be used to fund the purchase price of the shares acquired from Mr. McMillan, assuming a price to public of $9.00 per share. See "Certain Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company expects to use the balance of the net proceeds to fund capital expenditures (approximately $750,000), for possible future acquisitions, joint ventures or strategic marketing alliances of complementary businesses and products, to increase working capital and for other general corporate purposes. The Company has not entered into any agreements or understandings for any acquisitions, joint ventures or strategic marketing alliances to date. Pending such uses, the Company intends to invest such funds in short-term, interest-bearing obligations.

                                DIVIDEND POLICY

     The Company intends to retain all earnings to provide funds for its operations and expansion, and therefore does not anticipate paying cash dividends or making any other distributions on its shares of Common Stock in the foreseeable future. The Company's future dividend policy will be determined by its Board of Directors based on various factors, including the Company's results of operations, financial condition, business opportunities, capital requirements, credit restrictions and such other factors as the Board of Directors may deem relevant. See "The Reorganization" for information concerning S corporation distributions to BodyBilt Shareholders prior to this offering.

                                    DILUTION

     At June 30, 1996, the Company had a pro forma net tangible book value of approximately $(5.5) million or approximately $(1.83) per share of Common Stock and Series A Preferred Stock (assuming the Merger with BodyBilt). Pro forma net tangible book value per share of Common Stock and Series A Preferred Stock equals the tangible assets of the Company, less all liabilities, divided by the total number of shares of Common Stock and Series A Preferred Stock outstanding, without giving effect to the possible exercise of outstanding stock options and warrants. After giving effect to the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the application of the net proceeds therefrom, the as adjusted net tangible book value of the Company at June 30, 1996, would have been approximately $10.6 million, or $2.11 per share. This represents an immediate increase of $3.94 per share to existing shareholders, and an immediate dilution of $6.89 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution to new investors:

    Initial public offering price per share.............................             $9.00
      Pro forma net tangible book value per share as of June 30, 1996...  $(1.83)
      Increase per share attributable to new investors..................    3.94
                                                                          ------
    As adjusted net tangible book value per share after offering........              2.11
                                                                                     -----
    Dilution per share to new investors.................................             $6.89
                                                                                     =====

     The following table sets forth the number of shares of Common Stock and Series A Preferred Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders and new investors purchasing shares in this offering:

                                   SHARES PURCHASED(1)           TOTAL CONSIDERATION
                                 ------------------------     --------------------------     AVERAGE PRICE
                                  NUMBER       PERCENTAGE       AMOUNT        PERCENTAGE       PER SHARE
                                 ---------     ----------     -----------     ----------     -------------
Existing shareholders..........  2,040,000         40.6%      $     1,000          0.0%          $0.00
BodyBilt Shareholders..........    983,334         19.6        (8,749,000)          NA              NA
New investors..................  2,000,000         39.8        18,000,000        195.0           $9.00
                                 ---------        -----       -----------        -----
          Total................  5,023,334        100.0%      $ 9,252,000        100.0%
                                 =========        =====       ===========        =====

---------------

(1) If the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock held by existing shareholders will be reduced to 38.3% of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares of Common Stock held by new investors will be increased to 2,300,000 shares, or 43.2% of the total number of shares of Common Stock to be outstanding after this offering. The table gives effect to 466,667 shares of Series A Preferred Stock and does not give effect to the 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, 100,000 shares of Common Stock subject to the Representatives' Warrants, up to 69,000 shares of Common Stock subject to the Lender's Warrant and the purchase by the Company of 27,778 shares of Common Stock from a BodyBilt Shareholder to enable the Company to deliver shares upon conversion of one-half of the principal balance of the Convertible Note. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Current Debt Obligations," "Principal Shareholders," "Management -- Stock Option Plan," "Certain Transactions" and "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at June 30, 1996 (i) on a pro forma basis to give effect to the Merger and (ii) on a pro forma basis to give effect to the Merger, as adjusted to reflect the sale of the shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto. See "Selected Pro Forma Financial Data."

                                                                              JUNE 30, 1996
                                                                        -------------------------
                                                                        PRO FORMA     AS ADJUSTED
                                                                        ---------     -----------
                                                                             (IN THOUSANDS)
Short-term debt(1)....................................................   $ 8,750             --
Current portion of long-term debt.....................................       128             --
                                                                         -------        -------
                                                                         $ 8,878             --
                                                                         =======        =======
Long-term debt, less current portion..................................     1,584             --
Shareholders' equity:
  Preferred stock, $.10 par value, 10,000,000 shares authorized, of which 2,000,000 shares are designated Series A Preferred Stock;
     466,667 shares of Series A Preferred Stock pro forma and as
     adjusted.........................................................        47             47
  Common stock, $.01 par value, 20,000,000 shares authorized;
     2,556,667 shares pro forma; 4,556,667 shares as adjusted(2)......        --             46
  Paid-in capital.....................................................     8,594         24,688
  Retained earnings(3)................................................        33             33
                                                                         -------        -------
          Total shareholders' equity..................................     8,674         24,814
                                                                         -------        -------
          Total capitalization........................................   $19,136        $24,814
                                                                         =======        =======

---------------

(1) Excludes the Convertible Note issued by the Company to fund Merger and Offering expenses. See "Certain Transactions."

(2) Excludes 400,000 shares of Common Stock reserved for issuance under the Company's stock option plan, 100,000 shares of Common Stock subject to the Representatives' Warrants and up to 69,000 shares of Common Stock subject to the Lender's Warrant. Prior to the offering, the par value of the Common Stock was $.0001 per share. See "Management -- Stock Option Plan" and "Underwriting."

(3) Represents the Company's retained earnings since inception in June, 1995.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for the year ended December 31, 1995 have been derived from the financial statements of BodyBilt, audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data presented below for the years ended December 31, 1992, 1993 and 1994, have been derived from the financial statements of BodyBilt, audited by Thompson, Derrig & Slovacek PC, independent certified public accountants. The financial data for the six months ended June 30, 1996 and 1995, and the year ended December 31, 1991, are derived from unaudited financial statements of BodyBilt which, in the opinion of management, reflect all accruals necessary for a fair presentation of the financial position and results of operations of BodyBilt as of and for these periods. The pro forma data is unaudited and presents financial information of the Company. The selected financial data set forth below should be read in conjunction with and are qualified by reference to BodyBilt's financial statements and the notes thereto included elsewhere in this prospectus.

                                                                                     SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                  JUNE 30,
                                      -------------------------------------------    ----------------
                                       1991     1992     1993     1994     1995       1995      1996
                                      ------   ------   ------   ------   -------    ------    ------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Sales.............................  $2,484   $4,448   $6,535   $9,189   $13,672    $5,614    $7,432
  Cost of sales.....................   1,380    2,053    3,237    4,789     7,218     3,105     3,921
                                      ------   ------   ------   ------   -------    ------    ------
  Gross profit......................   1,104    2,395    3,298    4,400     6,454     2,509     3,511
  Selling, general and
     administrative expenses........     914    1,353    2,164    3,266     4,555     1,880     2,746
                                      ------   ------   ------   ------   -------    ------    ------
  Operating income..................     190    1,042    1,134    1,134     1,899       629       765
  Other expense, net................      --       14       24       24        20        38        65
                                      ------   ------   ------   ------   -------    ------    ------
  Income before income taxes........     190    1,028    1,110    1,110     1,879       591       700
  Income tax expense................      --       46       50       50        85        24        39
                                      ------   ------   ------   ------   -------    ------    ------
  Net income........................  $  190   $  982   $1,060   $1,060   $ 1,794    $  567    $  661
                                      ======   ======   ======   ======   =======    ======    ======
PRO FORMA DATA:
  Pro forma net income(1)...........                                      $   929    $  215    $  290
  Pro forma earnings per share......                                      $   .22    $  .05    $  .07
  Pro forma shares outstanding(2)...                                        4,303     4,303     4,303
BALANCE SHEET DATA:
  Working capital...................  $  471   $  891   $1,742   $2,137   $ 2,905    $1,866    $2,898
  Total assets......................     704    1,319    2,687    3,606     5,812     4,065     5,633
  Long-term debt, including current
     portion........................     325       75      633      877     1,385     1,164     1,712
  Shareholders' equity..............     203    1,004    1,481    2,208     3,402     2,175     3,380

---------------

(1) The unaudited pro forma adjustments reflect the adjustments necessary to (i) combine the results of operations and financial position of ErgoBilt with BodyBilt; (ii) recognize goodwill associated with the acquisition of BodyBilt's shares; (iii) recognize tax expense related to BodyBilt as if its S corporation status had terminated at the beginning of the period presented; and (iv) reduce interest expense as a result of the repayment of debt. See "Selected Pro Forma Financial Data."

(2) The computation of pro forma shares outstanding is based on 3,023,334 weighted average shares of Common Stock outstanding and 1,280,000 shares assumed to be issued at an initial public offering price of $9.00 per share (after deducting the estimated underwriting discount) to (i) fund payments of $8.75 million to BodyBilt Shareholders and (ii) repay approximately $2.0 million of bank and other indebtedness including $250,000 of the Convertible Note. The computation of pro forma shares outstanding excludes an additional 720,000 shares to be sold in the offering, the proceeds of which the Company intends to fund working capital, capital expenditures, possible future acquisitions and other general corporate purposes. See "Use of Proceeds."

                       SELECTED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma income statement data for the year ended December 31, 1995, the six months ended June 30, 1995, and the six months ended June 30, 1996, adjust the historical results of the BodyBilt (considered the predecessor to the Company) for each period to give effect to (i) the Merger as if it had been consummated at January 1, 1995, and January 1, 1996, respectively; (ii) the amortization of goodwill (approximately $14.2 million) that will be created as a result of the Merger; (iii) the income tax effect resulting from the conversion of BodyBilt from an S corporation to a C corporation; and (iv) the reduction in BodyBilt interest expense as a result of a repayment of debt from the proceeds of the offering. The unaudited pro forma financial data should be read in conjunction with the historical financial statements of the Company and BodyBilt and the notes thereto included elsewhere in this prospectus, and are not necessarily indicative of the results of operations that might have occurred if the Merger had not taken place on the dates indicated or of the Company's results of operations for any future period.

                        PRO FORMA INCOME STATEMENT DATA
                                 (IN THOUSANDS)

                                                                              SIX MONTHS ENDED
                                                            YEAR ENDED      ---------------------
                                                           DECEMBER 31,     JUNE 30,     JUNE 30,
                                                               1995           1995         1996
                                                           ------------     --------     --------
    BodyBilt net income..................................     $1,794         $  567       $  661
    ErgoBilt net income..................................         45             --          (12)
    Goodwill amortization (40-year amortization
      period)............................................       (356)          (178)        (178)
    Income tax expense adjustments.......................       (611)          (200)        (227)
    Reduction in interest expense from the repayment of
      bank and other indebtedness........................         57             26           46
                                                              ------          -----        -----
    Pro forma net income.................................     $  929         $  215       $  290
                                                              ======          =====        =====

     The following unaudited pro forma combined balance sheet as of June 30, 1996, gives effect to the Merger as if it had been consummated at June 30, 1996. The unaudited pro forma adjustments reflect goodwill associated with the acquisition of BodyBilt shares; cash consideration to be paid to BodyBilt Shareholders (including an S corporation distribution of $2.8 million); deferred taxes related to temporary differences between tax bases and amounts recorded; and the issuance of 516,667 shares of Common Stock and 466,667 shares of Series A Preferred Stock. This unaudited pro forma combined balance sheet does not give effect to the sale of the Common Stock offered hereby.

               PRO FORMA COMBINED BALANCE SHEET AT JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                            PRO FORMA
                                                   BODYBILT    ERGOBILT    ADJUSTMENTS    PRO FORMA
                                                   --------    --------    -----------    ---------
    Cash and cash equivalents....................   $  116       $  7             --       $   123
    Accounts receivable..........................    1,683         18             --         1,701
    Inventory....................................    1,499         --             --         1,499
    Prepaid expenses.............................      269         86             --           355
                                                    ------       ----        -------       -------
      Total current assets.......................    3,567        111             --         3,678
    Fixed assets, net............................    2,066         43             --         2,109
    Other assets.................................       --         --         14,221        14,221
                                                    ------       ----        -------       -------
    Total assets.................................   $5,633       $154        $14,221       $20,008
                                                    ======       ====        =======       =======
    Current portion of long-term debt............      128         --             --           128
    Short-term debt..............................       --         --          8,750         8,750
    Accounts payable and accrued expenses........      541        119             --           660
                                                    ------       ----        -------       -------
      Total current liabilities..................      669        119          8,750         9,538
    Long-term debt, less current portion.........    1,584         --             --         1,584
    Deferred income taxes........................                   1            211           212
    Preferred stock..............................       --         --             47            47
    Common stock.................................        1         --             (1)           --
    Paid-in capital..............................       --          1          8,593         8,594
    Retained earnings............................    3,379         33         (3,379)           33
                                                    ------       ----        -------       -------
    Total shareholders' equity...................    3,380         34          5,260         8,674
                                                    ------       ----        -------       -------
      Total liabilities and shareholders'
         equity..................................   $5,633       $154        $14,221       $20,008
                                                    ======       ====        =======       =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis relates to the operations of BodyBilt and does not take into consideration the activities of ErgoBilt (primarily related party transactions with BodyBilt that are reflected as expenses in BodyBilt's financial statements). The following discussion and analysis should be read in conjunction with the information set forth under "Selected Historical and Pro Forma Financial and Operating Data," "Selected Financial Data," "Selected Pro Forma Financial Data" and the financial statements of BodyBilt and the accompanying notes thereto included elsewhere in this prospectus.

     GENERAL. The Company generates revenue through sales of its products to corporate customers and retailers. The majority of the Company's sales are generated by either the Company's direct sales force or by independent sales representatives, who are paid a commission for each unit sold. Typically, the Company's sales are directed through a network of over 550 dealers who acquire the products at a discount from retail and then resell the products to the ultimate customer. In certain instances, the Company drop-ships products directly to the ultimate customer.

     The Company's sales increased at a compound annual growth rate of 53.2% from 1991 through 1995 and increased 32.4% for the first six months of 1996 as compared to the six months ended June 30, 1995. The Company believes that its growth has resulted from its ability to further penetrate the office furniture market by (i) expanding its direct sales force and increasing the number of independent sales representatives and (ii) educating consumers about the benefits of ergonomics in general and about the Company's products specifically. From 1991 to June 30, 1996, the Company expanded its sales force from 4 direct sales representatives and 22 independent sales representatives to 17 and 21 direct and independent sales representatives, respectively.

     Simultaneously with the closing of this offering, the Company will complete the Merger. The historical results of operations through June 30, 1996, do not include the impact of the Merger. The total consideration paid in connection with the Merger is $17.6 million, consisting of cash, Common Stock and Series A Preferred Stock. The transaction will be treated as a purchase for accounting purposes and will result in approximately $14.2 million in goodwill which will be amortized over a 40-year period. The amortization of goodwill associated with the Merger will total approximately $356,000 annually and will not be deductible for income tax purposes.

     RESULTS OF OPERATIONS. The following table sets forth, for the periods indicated, certain historical financial data as a percentage of sales.

                                                                               SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,      ---------------------
                                               -------------------------     JUNE 30,     JUNE 30,
                                               1993      1994      1995        1995         1996
                                               -----     -----     -----     --------     --------
    Sales....................................  100.0%    100.0%    100.0%      100.0%       100.0%
    Cost of sales............................   49.5      52.2      52.8        55.3         52.8
                                                ----      ----      ----        ----         ----
    Gross profit.............................   50.5      47.8      47.2        44.7         47.2
    Selling, general and administrative
      expenses...............................   33.1      35.5      33.3        33.5         37.0
                                                ----      ----      ----        ----         ----
    Operating income.........................   17.4%     12.3%     13.9%       11.2%        10.2%

     Comparison of Six Months Ended June 30, 1995 and 1996. Sales increased $1.8 million, or 32.4%, from $5.6 million for the six months ended June 30, 1995, to $7.4 million for the six months ended June 30, 1996. Units sold increased by 3,578, or 28.3%, from 12,637 for the six months ended June 30, 1995, to 16,215 for the six months ended June 30, 1996. This increase was primarily attributable to the addition of new direct sales personnel, increased advertising and marketing expenditures and increased acceptance of the Company's products.

     Gross profit margin increased from 44.7% for the six months ended June 30, 1995, to 47.2% for the six months ended June 30, 1996. The increase in gross profit margin was attributable to increased sales of higher margin BodyBilt(R) chairs, improved manufacturing efficiencies and economies resulting from higher production volumes.

     Selling, general and administrative expenses increased by $866,000, or 46.1%, from $1.9 million for the six months ended June 30, 1995, to $2.7 million for the six months ended June 30, 1996. As a percentage of sales, selling, general and administrative expenses increased from 33.5% for the six months ended June 30, 1995, to 37.0% in the six months ended June 30, 1996. The increase was attributable to increases in compensation and commissions, primarily due to the addition of six direct sales personnel since July 1, 1995, and an increase in the number of independent sales representatives and dealers that market the Company's products. Advertising and promotional expenses also increased due to the expanded use of trade publication advertisements and the placement of demonstration BodyBilt(R) chairs in dealer showrooms and in the offices of prospective large volume purchasers.

     Operating income increased by $136,000, or 21.6%, from $629,000 for the six months ended June 30, 1995, to $765,000 for the six months ended June 30, 1996, due to the aforementioned factors.

     Comparison of Years Ended December 31, 1994, and 1995. Sales increased $4.5 million, or 48.8%, from $9.2 million for the year ended December 31, 1994, to $13.7 million for the year ended December 31, 1995. Units sold increased by 6,813, or 36.0%, from 18,946 for the year ended December 31, 1994, to 25,759 for the year ended December 31, 1995. This increase was primarily the result of an increase in the number of direct sales personnel and independent sales representatives, a resulting increase in the number of customer accounts and the growing acceptance of the Company's products.

     Gross profit margin decreased from 47.8% for the year ended December 31, 1994, to 47.2% for the year ended December 31, 1995. The decrease in gross profit margin, was attributable to a slight increase in the cost of raw materials and labor required to manufacture BodyBilt(R) chairs.

     Selling, general and administrative expenses increased by $1.3 million, or 39.5%, from $3.3 million for the year ended December 31, 1994, to $4.6 million for the year ended December 31, 1995. As a percentage of sales, selling, general and administrative expenses decreased from 35.5% in the year ended December 31, 1994, to 33.3% in the year ended December 31, 1995. This dollar increase was attributable to increases in compensation and commissions as a result of the addition of sales and sales support personnel, increased expenses in advertising, literature and other promotional materials and additional conventions and trade shows attended by the Company.

     Operating income increased by $765,000, or 67.4%, from $1.1 million for the year ended December 31, 1994, to $1.9 million for the year ended December 31, 1995, due to the aforementioned factors.

     Comparison of Years Ended December 31, 1993, and 1994. Sales increased $2.7 million or 40.6% from $6.5 million for the year ended December 31, 1993, to $9.2 million for the year ended December 31, 1994. Units sold increased by 5,397, or 39.8%, from 13,549 for the year ended December 31, 1993, to 18,946 for the year ended December 31, 1994. This increase was primarily attributable to the addition of new direct sales personnel, increased expenditures in advertising and marketing expenses and increased acceptance of the Company's products.

     Gross profit margin decreased from 50.5% for the year ended December 31, 1993, to 47.8% for the year ended December 31, 1994. The decrease in gross profit margin was attributable to start-up costs and increased operating expenses associated with the Company's manufacturing facility in Navasota, Texas.

     Selling, general and administrative expenses increased by $1.1 million, or 50.9%, from $2.2 million for the year ended December 31, 1993, to $3.3 million for the year ended December 31, 1994. As a percentage of sales, selling, general and administrative expenses increased from 33.1% in the year ended December 31, 1993, to 35.5% in the year ended December 31, 1994. This increase was primarily due to increases in compensation and commission expenses, an increase in the number of direct sales personnel and independent sales representatives marketing the Company's products and increases in advertising and promotional materials used by the Company.

     Operating income remained constant at $1.1 million for the year ended December 31, 1993 and the year ended December 31, 1994.

     QUARTERLY RESULTS OF OPERATIONS. The following table sets forth certain unaudited quarterly financial information for the periods indicated and, in the opinion of management, includes all adjustments (consisting of only normal recurring adjustments) which the Company considers necessary for a fair presentation of the information set forth therein. The Company's quarterly results of operations may vary significantly depending on factors such as the timing of large customer orders, timing of new product introductions, adequacy of component parts supply, variations in the Company's product costs, variations in the Company's product mix, promotions by the Company and competitive pricing pressures. The results of any particular quarter may not be indicative of results for the full year or any future period. For the past several years, the Company has experienced larger revenues in the fourth quarters of the fiscal years as a result of customers' spending their remaining capital expenditure funds.

                                                                 THREE MONTHS ENDED
                                     --------------------------------------------------------------------------
                                     MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                       1995        1995         1995            1995         1996        1996
                                     ---------   --------   -------------   ------------   ---------   --------
                                     (IN THOUSANDS)
Sales..............................   $ 2,460     $3,154       $ 3,637         $4,421       $ 3,582     $3,850
Cost of sales......................     1,422      1,683         1,975          2,138         2,036      1,885
                                      -------     ------       -------         ------       -------     ------
Gross profit.......................     1,038      1,471         1,662          2,283         1,546      1,965
Selling, general and administrative
  expenses.........................       829      1,057         1,221          1,448         1,452      1,294
                                      -------     ------       -------         ------       -------     ------
Operating income...................       209        414           441            835            94        671
Other expense, net.................        16         16            18            (30)           23         42
                                      -------     ------       -------         ------       -------     ------
Income before income taxes.........       193        398           423            865            71        629
Income tax expense.................        --         24            18             43             2         37
                                      -------     ------       -------         ------       -------     ------
Net income.........................   $   193     $  374       $   405         $  822       $    69     $  592
                                      =======     ======       =======         ======       =======     ======

                                                          AS A PERCENTAGE OF TOTAL REVENUE
                                     --------------------------------------------------------------------------
                                     MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                       1995        1995         1995            1995         1996        1996
                                     ---------   --------   -------------   ------------   ---------   --------
Sales..............................    100.0%      100.0%       100.0%          100.0%       100.0%      100.0%
Cost of sales......................     57.8        53.4         54.3            48.4         56.8        49.0
                                       -----       -----        -----           -----        -----       -----
Gross profit.......................     42.2        46.6         45.7            51.6         43.2        51.0
Selling, general and administrative
  expenses.........................     33.7        33.5         33.6            32.7         40.6        33.6
                                       -----       -----        -----           -----        -----       -----
Operating income...................      8.5        13.1         12.1            18.9          2.6        17.4
Other expense, net.................      0.7         0.5          0.5            (0.7)         0.6         1.1
                                       -----       -----        -----           -----        -----       -----
Income before income taxes.........      7.8        12.6         11.6            19.6          2.0        16.3
Income tax expense.................       --         0.8          0.5             1.0          0.1         0.9
                                       -----       -----        -----           -----        -----       -----
Net income.........................      7.8%       11.8%        11.1%           18.6%         1.9%       15.4%
                                       =====       =====        =====           =====        =====       =====

LIQUIDITY AND CAPITAL RESOURCES.

     Cash Flow. Historically, the Company has satisfied its cash requirements through profitable operations and borrowings under a line of credit facility. Operating activities provided net cash totaling $253,000, $734,000 and $1.1 million for 1993, 1994 and 1995, respectively, and $934,000 for the six months ended June 30, 1996. The primary use of cash in operating activities has been to fund increases in accounts receivable and inventories resulting from the Company's rapid growth.

     Investing activities used cash totaling $224,000, $629,000 and $918,000, respectively, during 1993, 1994 and 1995, and $499,000 for the six months ended June 30, 1996. Substantially all of the cash used for investing activities during these periods related to capital expenditures. The Company anticipates continuing to make capital expenditures in connection with plant, equipment, software and computer equipment improvements.

     Financing activities used cash totaling $26,000, $89,000 and $80,000, respectively, during 1993, 1994 and 1995, and $406,000 for the six months ended June 30, 1996. The primary uses of cash for financing activities were distributions to the BodyBilt Shareholders of $583,000, $333,000 and $600,000 in 1993, 1994 and 1995, and $683,000 for the six months ended June 30, 1996. Such distributions in 1993, 1994 and 1995 were made primarily to provide the BodyBilt Shareholders with cash to pay individual tax liabilities related to the net income of BodyBilt attributed to them as shareholders of an S corporation and in 1996 were made based on projected earnings of BodyBilt for the nine month ended September 30, 1996. The primary source of cash for the financing activities during each period were borrowings on BodyBilt's line of credit.

     Asset Management. The Company typically sells its products and services on short credit terms and seeks to minimize its credit risk by performing credit checks and conducting its own collection efforts. The Company had trade accounts receivable of $1.7 million and $2.5 million at December 31, 1994, and 1995, respectively, and $1.7 million at June 30, 1996. The number of days' sales outstanding in trade accounts receivable was 66 days, 66 days and 40 days for the same periods. Bad debt expense as a percentage of total revenue for the same periods was negligible. BodyBilt maintains no allowance for doubtful accounts.

     The Company generally keeps its inventory low to minimize the risk of inventory obsolescence and decreases in market value. The Company attempts to maintain a level of inventory required to meet its near term delivery requirements by relying on the ready availability of products from its principal suppliers. Inventory turnover for 1994, 1995 and the first six months of 1996 was 4.9 times, 6.0 times and 5.3 times, respectively, on an annualized basis.

     Current Debt Obligations. BodyBilt maintains a revolving line of credit facility with The First National Bank of Bryan (the "Line of Credit"). The total credit available under the Line of Credit is currently $2.0 million, subject to borrowing base limitations which are generally computed as a percentage of various classes of eligible accounts receivable and qualifying inventory. Borrowings under the Line of Credit are utilized primarily for working capital to finance inventory and receivables and distributions to the BodyBilt Shareholders. Borrowings under the Line of Credit bear interest at the fluctuating prime rate plus 0.75% per annum. The Line of Credit is secured by a first lien on the accounts receivable and inventory of BodyBilt and the proceeds of a life insurance policy insuring the life of Mark McMillan. The Line of Credit is personally guaranteed by Mark McMillan. At June 30, 1996, the interest rate on the Line of Credit was 9.25% and total borrowings under the Line of Credit were $944,000. The remaining available credit under the Line of Credit, based on BodyBilt's borrowing base, was $527,000 at June 30, 1996. The Line of Credit will terminate upon the closing of this offering and the Company intends to apply a portion of the net proceeds of this offering to repay all outstanding borrowings under the Line of Credit. The Company is presently in negotiations to establish a new line of credit facility. There can be no assurance that a new line of credit facility will be obtainable by the Company on acceptable terms.

     In May 1994, the Company purchased a building and land in Navasota, Texas that was formerly a large retail facility. During the summer of 1994, BodyBilt moved its manufacturing and administration operations from leased facilities to the Navasota facility. Since June 1994, this facility has been subject to significant renovations, improvements and equipment additions. The acquisition and improvement of this facility was financed through a bank loan from The First National Bank of Bryan in the principal amount of $571,000, currently bearing interest at the prime rate plus 0.75% per annum and maturing in the year 2000. At June 30, 1996, the interest rate on this loan was 9.5% and the outstanding principal balance was $455,000. The loan is secured by a lien on the facility and by a life insurance policy insuring the life of Mark McMillan. This loan is personally guaranteed by Mark McMillan.

     At June 30, 1996, the Company also had aggregate obligations of approximately $313,000, the proceeds of which were used to fund working capital and equipment and vehicle purchases.

     On September 6, 1996, the Company obtained a $500,000 loan from Summit Partners Management Co. ("Summit") to fund Merger and offering expenses. The convertible note evidencing this loan (the

"Convertible Note") will be repaid in part from the proceeds of this offering and by conversion into shares of Common Stock at the initial offering price per share (one-half of the principal balance of the loan). This loan bears interest at 8.0% per annum and matures on September 6, 1997. In connection with the creation of the Convertible Note, Gerald McMillan sold and transferred 34,000 shares of Common Stock to Summit and the Company issued to Summit a warrant to acquire up to 69,000 shares of Common Stock (the "Lender's Warrant"). The terms and conditions of the Lender's Warrant are identical to those of the Representatives' Warrants. The shares of Common Stock sold to Summit and the Common Stock issuable upon exercise of the Lender's Warrant are subject to certain registration rights. See "Certain Transactions," "Shares Eligible for Future Sale" and "Underwriting."

     The Company believes that the net proceeds of this offering, net cash provided by operating activities and borrowings made available to the Company will be sufficient to meet the Company's cash requirements for the foreseeable future.

     INFLATION. During the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, the cost of materials, salaries and wages increased modestly. The increases have not had a significant effect on the Company's results of operations because of substantially increasing sales volumes and relatively stable sales prices.

     NEW ACCOUNTING PRONOUNCEMENTS. Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets, may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was necessary. Adoption of this standard did not have a material effect on the financial position or results of operations of the Company.

     As of January 1, 1996, SFAS No. 123, "Accounting for Stock-Based Compensation," will be effective for the Company. SFAS No. 123 permits, but does not require, a fair value-based method of accounting for employee stock option plans which results in compensation expense recognition when stock options are granted. As permitted by SFAS no. 123, the Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future annual consolidated financial statements.

                                    BUSINESS

     The Company is a rapidly growing developer, manufacturer and marketer of customized, high-end ergonomic office furniture that re-engineers the workplace and the home office by scientifically minimizing the physical stress imposed upon the human body. To broaden its current product line of four series of premium-priced ergonomic office chairs, the Company plans to develop or acquire other ergonomic products, or enter into joint ventures or establish strategic alliances to market other ergonomic products. These products may include workstations, computer work surfaces, executive office side chairs and a second line of ergonomic chairs priced to appeal to a broader market segment. The Company's objective is to become "the primary source" for ergonomic products for the workplace and the home office.

     INDUSTRY OVERVIEW. According to Business Trend Analysts, Inc., the office furniture market had estimated sales of $9.4 billion in 1995, representing an increase of 7.8% over the prior year. This is an improvement over the 1994 and 1993 growth rates of 7.1% and 6.5%, respectively. The growth in the office furniture market can be attributed to, among other factors, the expanding home office market, growth in the number of small businesses, and a growing market for exports. During these same periods, the Company believes that growth in the ergonomic portion of the office furniture market accelerated at a faster rate than the overall office furniture market as a result of an increasing awareness of the importance of ergonomics. Ergonomics addresses the interaction of people and their environment, using the integration of engineering, biomechanics, and other disciplines to improve worker safety, productivity and product quality. The Company competes in the seating segment of the office furniture market. This segment represents approximately 25.1% of industry sales or $2.3 billion in 1995 and is the second largest industry segment. The Company's share of the seating market segment was less than 1% on a dollar basis in 1995.

     MARKET TRENDS. The Company has identified certain trends in the work environment that it believes have expanded the market opportunity for ergonomic office furniture. First, the increased reliance on the personal computer has resulted in more workers spending a greater portion of the work day in a constantly seated position. The result, among other things, has been a significant increase in the number of work-related employee injury claims and lost employee time from (i) back pain, the cause of approximately 40% of all recorded employee work absences, and (ii) repetitive stress injuries (including carpal tunnel syndrome), which affects 22% of seated workers, according to the Bureau of Labor and Statistics. Second, government agencies, such as OSHA, have required employers to provide safe work environments. As a result, the Company believes that employers are seeking ways to alleviate injuries related to body stress on the job site. Third, corporate down-sizing and the emergence of the corporate "telecommuter" have produced significant growth in the number of home offices, now estimated at 41.1 million in the United States alone. This growth in home offices shifts a portion of the decision-making power for office furniture purchases from traditional facilities and corporate purchasing agents directly to end users, who often make purchasing decisions based on personal comfort and productivity.

     BODYBILT. Simultaneously with the closing of this offering, the Company will complete its Merger with BodyBilt, a manufacturer of premium-priced ergonomic office chairs since 1988. See "The Reorganization." BodyBilt is the foundation from which the Company intends to pursue its objective of becoming "the primary source" for ergonomic products for the workplace and the home office.

     GROWTH STRATEGY. As the importance and acceptance of ergonomics has penetrated the workplace and the home office, the Company has experienced significant growth. The Company has developed a strategy to continue to grow and achieve its objective of becoming "the primary source" for ergonomic products for the workplace and the home office. The key elements of this strategy include the following:

    - INCREASING MARKET PENETRATION

         The Company intends to increase its market penetration by expanding its direct sales force and concentrating on geographic markets exhibiting economic growth and industry segments with growth potential. The Company's products are marketed by its direct sales force of 17 persons and 21 independent sales representatives. The Company believes that its direct sales force, which sells BodyBilt(R) chairs exclusively, is more productive and cost-efficient than independent sales representa-tives, who sell other manufacturers' office furniture lines. Despite a higher number of independent sales representatives, for the six months ended June 30, 1996, the Company's direct sales force accounted for 68.5% of revenues. The Company believes that additional direct sales personnel will permit it to better establish long-term relationships with a broader base of corporate customers to strengthen the Company's marketing, sales and distribution. The Company also intends to expand its geographical coverage to additional markets that offer growth potential, such as New York, Chicago and Washington, DC. In addition, the Company plans to focus on other geographical markets, such as Boston and Austin, Texas, where there exists a concentration of high-tech companies who have tended to be more receptive to the Company's ergonomic products.

    - BROADENING PRODUCT LINE

         The Company intends to broaden its product line by developing or acquiring other ergonomic products, or entering into joint ventures or establishing strategic alliances to market other ergonomic products. These products may include workstations, computer work surfaces, executive office side chairs and a second line of ergonomic chairs priced to appeal to a broader market segment. Given the fragmented nature of the ergonomic industry, attractive acquisition targets most likely will be small, developing companies with innovative ergonomic products that offer growth and profit potential. These companies may be constrained by the lack of capital, distribution channels, manufacturing capability and/or management expertise needed to bring their products to market. By providing additional ergonomic products to complement its existing product line, the Company believes it will be able to leverage its marketing, sales and distribution systems and improve the efficiency of its direct sales force.

         The Company intends to acquire or develop a second line of ergonomic chairs marketed under a different brand name that will be priced to appeal to a broader market segment. The second line of chairs, if successfully acquired or developed, may enable the Company to compete more effectively for larger price-sensitive orders and position itself to capitalize on the growing acceptance of ergonomic products by corporate facilities managers who have not been the Company's primary target customers to date.

         The Company currently is developing a side chair to complement its executive chairs. This product, if successfully developed, would enable the Company to market a suite of ergonomically-designed chairs for the executive office. The Company is also negotiating an option to purchase a company which owns the North American rights to certain patents, including patents relating to an ergonomic work center with a tilting, adjustable work surface. See "Recent Developments."

    - DEVELOPING NEW DISTRIBUTION CHANNELS

         The Company intends to expand its retail distribution and explore new distribution channels, including catalog sales, telemarketing and the use of the Internet. The Company believes that the growth of the personal computer market and the increase in the number of home offices create an opportunity for the Company to market its ergonomic products directly to the end user.

         During 1997, the Company plans to explore the feasibility, risks and potential benefits of expanding into international markets. The Company believes that exports to foreign markets have become a significant factor in the office furniture industry. However, to date, substantially all of the Company's sales have been made within the United States. The Company will exhibit its products internationally for the first time at ORGATEC -- International Trade Fair for Office Furnishings in Cologne, Germany, October 15-20, 1996.

    - BUILDING CONSUMER RECOGNITION

         The Company intends to become a source of ergonomic information and data for the workplace and home office. Currently, two initiatives are in the formative stages of development. The Company intends to form an Ergonomic Advisory Council (the "Advisory Council"), which will likely be comprised of six to eight experts in the fields of ergonomics, orthopedics and neurology. In addition to advising the management of the Company on the latest ergonomic developments, the Company intends for the Advisory Council to assist it in preparing educational literature, reviewing new product developments and conducting Company-sponsored research in areas such as repetitive stress injuries, back problems, and the relationship between ergonomics and productivity in the workplace. The Company also plans to create an ergonomic web site to provide ergonomic information to consumers worldwide, offering access to research, product descriptions, purchasing information and practical tips on how to avoid repetitive stress injuries and back problems in the workplace.

     PRODUCTS. In the mid-1970s, NASA collected detailed anthropometric data during successive SkyLab missions, including in-depth studies on posture. According to data published in NASA's Anthropomorphic Source Book, NASA discovered that when the body is placed in the weightless, or zero-gravity, environment of space, it assumes a specific posture that is substantially different from a traditional upright or seated posture. The body assumes a trunk-to-thigh angle of 128 degrees, placing the musculoskeletal system in its most relaxed state. This discovery led to the design of the BodyBilt(R) chair with the 10-Point Posture Control(TM) system. This system allows each individual user to emulate a similar relaxed, stress-free posture while at work, providing a high degree of personal comfort and helping to alleviate problems associated with back and repetitive stress injuries. Electromyographic (EMG) studies and corporate comparative tests based on comfort have documented the effectiveness of the BodyBilt(R) chair in alleviating worker discomfort and increasing productivity. In a 1991 study, the Safety Department of Lockheed Austin Division
(LAD) concluded that the use of ergonomic equipment (chairs and workstations) resulted in a 12% increase in productivity and improved employee morale. The LAD study noted that the highest ranked piece of equipment for improving comfort and job performance was the ergonomic chair. This study confirmed the findings of an earlier study conducted by the Internal Revenue Service that demonstrated an 8% increase in productivity from using an ergonomic chair alone. The ergonomic chairs used in both studies were BodyBilt(R) chairs.

     BodyBilt(R) chairs' contoured seats are made with multi-densities of foam strategically placed to distribute the user's body weight over a larger surface area, reducing overall seated pressure by up to 50%. Additionally, the angle between the back rest and the seat structure can be adjusted to approximate the posture that the body assumes naturally in the gravity-free environment of space. Five different seat designs provide additional comfort for customers of various sizes and shapes. The back rests also contain multi-densities of strategically placed foam and are shaped to provide maximum support in the lumbar area. The personal Air Lumbar(TM) pump inflates the lumbar area, allowing the back rest to conform even more closely to the unique curvature of each person's back. The 12 different arms available with all BodyBilt(R) chairs are designed for different workplace tasks and offer customers more choices to reduce neck and shoulder strain. Available armrests include the exclusive Linear Tracking Arm(TM) and Pivot Arm(TM) for specialized applications, including medical, micro-surgical and desk-top needs. The 3-Way Arm mechanism allows for proper arm support which can help the user avoid repetitive stress injuries. The Company manufactures BodyBilt(R) chairs designed for non-managerial task workers (J Task Series), managerial task workers (J-Manager Series), managers and executives (K Series) and "Big & Tall" workers (S Series). The S Series chairs feature a reinforced seat 22% larger than the average seat and are capable of supporting persons weighing up to 350 pounds. The Company's collection of BodyBilt(R) chairs meet, and often exceed, the current ergonomic standards in seating design, from ANSI-HFS 100-88 to those proposed by OSHA.

     As a result of the modular design of the BodyBilt(R) chairs, each customer can design a custom chair, selecting from more than 1,500 possible combinations of arms, back rests, head rests, seats and bases, in addition to style and fabric choices. The Company has been able to provide this myriad of choices to the customer without maintaining excessive inventory levels, as a result of its use of interchangeable parts. The Company generally can deliver a customized BodyBilt(R) chair to the customer in less than four weeks, about one-half the time required by large manufacturers. The chairs require minimal assembly by the customer and are delivered with a computer diskette that provides each customer with a visual explanation of how to adjust the chair for maximum comfort.

     BodyBilt chairs are warranted against defects in materials or work quality as follows: 7 years on the base, steel structure of the mechanism and the backrest post; 5 years on the casters, clutch plates, torsion springs, handles, seat and backrest plastic structure, backrest height adjuster, foam, polyurethane arm pads, pneumatic height cylinder, armrest structure and all welds; and 2 years on the Air Lumbar(TM) pillow.

     MARKETING, SALES AND DISTRIBUTION. The Company markets and sells its chairs to corporate ergonomists and health, human services and safety managers, primarily for "special use" applications where employees have requested a non-standard chair to reduce or alleviate existing back problems or repetitive stress injuries. While historically successful, this approach is nevertheless a time-consuming process that involves a detailed technical explanation of how the chairs function and documentation of the chairs' effectiveness in alleviating and/or preventing back problems and repetitive stress injuries. The selling process may involve a comparative test of several ergonomic chairs conducted by the customer where employees complaining of work-related discomfort are asked to evaluate the chairs on a wide range of factors. Termed "sit-offs" by the trade, these tests provide a practical and useful means of measuring the chair's effectiveness in relieving individual discomfort. Because BodyBilt(R) chairs are purchased for "special-use" purposes, the average order is fewer than three chairs. The Company believes that it has a competitive advantage over larger competitors whose culture and structure are not adapted to accommodate the unique approach required to sell "special-use" ergonomic chairs effectively. Historically, the vast majority of the Company's sales have been to corporate customers, but a growing percentage of the Company's sales have been made through retail distribution directly to end users.

     The Company had a diversified customer base of 1,551 accounts during 1995, of which no single customer accounted for more than 10% of the Company's sales for the 12-month period ended December 31, 1995. The Company's customers include Hewlett Packard Company, Boeing Commercial Aircraft Company and Texas Instruments, Inc. whose individual sales for the 12-month period ended December 31, 1995, represented 6.3%, 4.5% and 2.0%, respectively, of the Company's total sales.

     In an effort to further differentiate its products through creative promotional activities, the Company believes it has achieved a high level of brand identity and consumer awareness not typically found in the office furniture industry. BodyBilt chairs have received national publicity in newspapers, magazines and television, including People magazine, Entertainment Tonight, The CBS Morning Show and The Tonight Show. The Company also exhibits its products at numerous ergonomic, computer and office furniture industry trade shows. In 1995, the Company spent approximately $1.0 million on advertising, promotional materials and trade shows.

     The majority of the Company's sales are generated by its direct sales force and independent sales representatives and directed through a network of over 550 dealers. Dealers typically purchase the product at a discount from retail and resell the product at a higher price. The Company's direct sales force is compensated on a salary plus commission basis. Independent sales representatives are compensated solely on a commission basis. See "Risk Factors -- Dependence on Key Independent Sales Representatives." The Company also has 17 other employees to support marketing and distribution personnel and a computer graphics department, consisting of three employees, that creates sales promotional literature, training films and specialized instructional videos for customers upon request.

     The Company seeks to minimize product returns by offering prompt on-site customer service and repair. BodyBilt(R) chairs' interchangeable components permit easy replacement of worn or defective components. Currently, the Company utilizes its direct sales force, independent sales representatives and dealers to perform on-site service and warranty repairs.

     The map set forth below indicates the location of the Company's showrooms and sales offices. In addition, the map illustrates the geographic location of the Company's sales for the year ended December 31, 1995.

                                     [MAP]

     MANUFACTURING AND ASSEMBLY. The Company currently operates one shift on average, five days per week, at its manufacturing and assembly facility located in Navasota, Texas. A second shift is added to meet demand in peak periods, generally in the fourth quarter when customers spend the remainder of their annual capital budgets. Approximately 29,000 chairs have been manufactured and assembled for the 12-month period ended June 30, 1996, representing an increase of 33.8% over the previous 12-month period. The Company believes that the maximum capacity of this facility is approximately 100,000 chairs per year and that its future production requirements can therefore be satisfied without substantial additional capital investment.

     At its Navasota facility, the Company vacuum-forms seats and backs and cuts and punches holes in various steel supports for the back rests, front wings, arms-capable brackets and vertical/horizontal braces. The Company then assembles the chairs and applies coverings. The Company manufactures BodyBilt(R) chairs primarily to meet specific customer orders. A significant portion of finished chairs are shipped within 24 hours after the manufacturing process is complete.

     The Company's manufacturing goals are to: (i) strive to improve quality;
(ii) seek the best values in purchasing; (iii) uphold stringent zero defect quality controls; and (iv) deliver orders promptly. The Company believes its production standards are exceptional, with approximately 95% production acceptance for the year ended December 31, 1995. Customer request dates have been met consistently at the 99% level during these periods. The number of work hours required to produce each chair has been reduced to 3.6 work hours per chair in June 1996, down from 5.8 work hours per chair in June 1995. To further enhance its performance and maintain a high standard of customer service, the Company plans to purchase a fully-integrated PC network-based management information and control system designed specifically for mid-sized custom manufacturers. This system should enhance the Company's ability to track orders, costs, scheduling and inventories coupled with financial/accounting requirements on a real-time basis. The software package, including new hardware and upgrades, is expected to cost approximately $200,000.

     SUPPLIERS. The Company utilizes a variety of materials in its operations. These include plastic, foam, steel and various coverings. Certain components for BodyBilt(R) chairs, principally the base mechanism, are supplied by other manufacturers to the Company's specifications. The Company is dependent upon its suppliers for timely delivery and product quality. While the Company's strategy is to maintain multiple sources of supply, the Company's largest supplier, Leggett & Platt, Inc., is currently the only source of a key component for BodyBilt(R) chairs. While the Company has not had any adverse experience with this supplier, until alternative supply sources are identified, the Company could be subject to pricing risks, delivery delays and quality control problems, which could have a material adverse effect on the Company's results of operations.

     PATENTS AND TRADEMARKS. The Company has applied to register the "ErgoBilt" trademark, and has registered "BodyBilt" in the United States. The Company believes that protection of this trademark is important because of customer association of the trademark with BodyBilt(R) chairs. The Company also has a patent pending which relates to its current arm design. The Company's success and ability to compete is dependent in part upon its proprietary technology. While the Company relies on patent, trademark, trade secret and copyright law to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

     The seat design used in certain BodyBilt(R) chairs is patented by Dr. Jerome Congleton (the "Congleton Patent"). The sale of BodyBilt(R) chairs utilizing this seat design represented less than 10% of the Company's sales for the 12-month period ended June 30, 1996. Dr. Congleton granted a license to manufacture seats using the Congleton Patent to both BodyBilt and to Ergonomic Chairs, Inc., predecessor in interest to Neutral Posture Ergonomics, Inc. ("NPE"). NPE is owned and controlled in part by Drew Congleton's mother and sister. Dr. Congleton is the father of Drew Congleton, who is a director of the Company and an officer of BodyBilt. Dr. Congleton is a consultant to NPE and has no association with the Company. Under the terms of this license agreement and related agreements, if more than 50% of the outstanding capital stock of BodyBilt is transferred, its license to manufacture chairs under the Congleton Patent will terminate. Accordingly, upon consummation of the Merger, the Company will no longer hold a license of the Congleton Patent; however, the Company believes that under other existing agreements with Dr. Congleton and NPE, BodyBilt has the right to manufacture, market, distribute and sell commercial, industrial and laboratory chairs based on the Congleton Patent, although BodyBilt's successor may not advertise the Congleton Patent. See "Business -- Legal Proceedings."

     PROPERTIES. The Company's manufacturing and assembly operations are conducted in its 65,000 square-foot Navasota facility. The Company leases approximately 2,000 square feet in Dallas for its principal executive offices. The Company also leases a showroom in Denver, a showroom in the Chicago Merchandise Mart and a small sales office in Dallas.

     COMPETITION. The Company faces significant competition in the office furniture market. BodyBilt(R) chairs compete on the basis of quality, health benefits, comfort, service, price, design and durability. Existing and future competitors within the office furniture industry, including Herman Miller, Inc., Steelcase Design Partnership and Haworth Group, Inc., offer or will offer ergonomic products. Many of these competitors have much greater financial and other resources, and offer a broader product line, than the Company. By targeting its marketing efforts to corporate ergonomists and health, human services and safety managers, rather than traditional facilities or purchasing managers, the Company has been able to establish a market niche in which the Company believes it is difficult for large office furniture producers to compete effectively. There is also competition from numerous smaller ergonomic furniture companies. The Company believes, however, that smaller competitors are often constrained by a lack of capital, access to distribution channels, manufacturing capabilities and/or management expertise.

     The Company believes that the following aspects of its marketing, sales, distribution and customer service are its competitive strengths: (i) the modular design and interchangeable components of BodyBilt(R) chairs permit customization to each individual's specifications, and the chairs' mechanisms allow adjustment to fit changing individual needs; (ii) manufacturing, sales and customer service are equipped to handle small orders, the traditional mainstay of the ergonomic business; (iii) orders are processed, manufactured and delivered in four weeks, approximately half the time normally required by large companies; and (iv) the use of interchangeable components allows on-site service and repair.

     EMPLOYEES. As of August 31, 1996, the Company employed 136 full-time employees, of whom 25 were in management and administrative positions, 28 were in marketing, sales and distribution, and 83 were in manufacturing and assembly. None of the Company's employees is subject to any collective bargaining agreements, and management considers its relations with its employees to be good.

     GOVERNMENT REGULATION. The Company's operations must meet federal, state and local regulatory standards in the areas of safety, health and environmental pollution controls. Historically, those standards have not had any material adverse effect on the Company's sales or operations. The Company believes that its Navasota facility is in compliance in all material respects with applicable federal, state and local laws and regulations relating to safety, health and the environment. The Company cannot at this time estimate the impact of any new standards which may be applicable to the Company's operations or the costs of compliance with such standards.

     LEGAL PROCEEDINGS. On January 5, 1996, BodyBilt filed suit in the United States District Court for the Southern District of Texas, Houston Division, against NPE, a manufacturer and marketer of ergonomic seating, and a related party. Among other claims, BodyBilt alleges that NPE has engaged in unfair trade practices by making several false and misleading statements in its promotional and advertising materials and has disparaged and slandered BodyBilt and BodyBilt(R) chairs in violation of a settlement agreement entered into in 1991 by BodyBilt and NPE. BodyBilt has been counter-sued by NPE for various claims, including unfair trade practices and tortious interference with business relationships. NPE alleges actual damages of at least $200,000 and is seeking punitive monetary damages. The parties have entered into negotiations in an attempt to settle all claims. These negotiations may result in the relicensing of the patented seat design to BodyBilt. The Company believes that the failure of the parties to reach agreement will not prevent the continued use of this seat design by BodyBilt. If the parties fail to reach agreement, the Company intends to pursue the BodyBilt action against NPE and to defend BodyBilt against the claims of NPE. See "Business -- Patents and Trademarks."

     The Company is involved from time to time in various other legal proceedings and claims incident to the normal conduct of its business. The Company believes that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material adverse effect on the Company's results of operations.

                                   MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS. The Company's directors and executive officers are as follows:

                     NAME                     AGE                  POSITION
    ---------------------------------------   ---   ---------------------------------------
    Gerald McMillan, PhD...................   45    Chairman of the Board and Director
    Gerard Smith...........................   54    President and Chief Executive Officer
                                                    of the Company and BodyBilt and
                                                    Director
    P. Michael Sullivan....................   43    Senior Vice President and Chief
                                                    Financial Officer
    Drew Congleton(1)......................   34    Executive Vice President and National
                                                    Sales Director of BodyBilt and Director
    Robert E. Faust(1)(2)..................   57    Director
    William Weed(1)(2).....................   66    Director
    W. Barton Munro(1).....................   54    Director
    William B. Glenn Jr.(1)................   43    Director

---------------
        (1) To be appointed immediately after the completion of this offering

        (2) Member of the Audit Committee

     Gerald McMillan, PhD, has been Chairman of the Board of Directors of ErgoBilt since its inception on June 12, 1995, and was President from inception to August 15, 1996. He was employed as BodyBilt's Director of Marketing from January 1, 1993, to July 31, 1994, and served as a consultant to BodyBilt from August 1, 1994, until the creation of ErgoBilt. He also served as a consultant, directly and indirectly, to BodyBilt during 1991 and 1992. Dr. McMillan taught economics at the University of Dallas Graduate School of Management. He holds a PhD, MS and a BS in economics from Texas A&M University.

     Gerard Smith became President and Chief Executive Officer of the Company and BodyBilt and a director of ErgoBilt on August 15, 1996. In August 1994, Mr. Smith formed Smith & Associates, a marketing consulting firm, where he served as President from 1994 to 1996. He also served as Chief Executive Officer of WTA TOUR Players Association, the organization responsible for managing the worldwide women's professional tennis tour, from 1989 to 1994. Mr. Smith previously served as Publisher and Vice Chairman of Newsweek from 1984 to 1989. Mr. Smith was Managing Director at the Los Angeles office of Ogilvy & Mather Advertising from 1978 to 1984. He holds a BA in psychology from Seton Hall University.

     P. Michael Sullivan joined ErgoBilt as a consultant in September 1996. He will become Senior Vice President and Chief Financial Officer of ErgoBilt upon the completion of this offering. Mr. Sullivan was Vice President, Chief Financial Officer, Secretary and Treasurer for USDATA Corporation from 1978 until he joined the Company. Mr. Sullivan is a certified public accountant and a member of the Texas Society of Certified Public Accountants. He holds a BS in Finance and Accounting from the University of Texas.

     Drew Congleton will become Executive Vice President and National Sales Director of BodyBilt and has consented to become a director of the Company upon the completion of this offering. He has served as BodyBilt's Vice President since 1994, National Sales Manager and Director of Research and Development since 1988. He is a member of the Human Factors and Ergonomic Society and represents BodyBilt on the National Science Foundation Industry/University Cooperative Research Center for Ergonomics at Texas A&M University. Mr. Congleton holds a BS in Organizational Communication from the University of Texas.

     Robert E. Faust has consented to become a director of the Company immediately after the closing of the offering. From 1965 to 1996, Mr. Faust served Westinghouse Electric Corporation in various executive and management capacities, including Executive Vice President of Westinghouse Communications, Vice President and Controller of Westinghouse Electric, and Vice President and Controller of Westinghouse Broadcasting. Mr. Faust has served as a director of Duquesne University, Mercy Hospital Foundation, Civic Light Opera of Pittsburgh, and Pittsburgh Hearing, Speech and Deaf Services, Inc., and as Chairman of

Information Systems Management Council Manufacturers' Alliance for Productivity and Innovation. He holds a BS and an MBA in Finance from Duquesne University. He is a graduate of Harvard University's Advanced Management Program.

     William Weed has consented to become a director of the Company immediately after the closing of this offering. Mr. Weed has been managing partner of Paul Ray Berndtson, a New York executive search firm, since 1987. Prior to that, he was a Director of The Ogilvy Group, Director of Worldwide Accounts and member of the Personnel Committee for Ogilvy & Mather Worldwide, and Chairman of Ogilvy & Mather/Europe, all engaged in advertising and marketing. Mr. Weed also serves the American Red Cross of Greater New York as Vice Chairman of the Board and is a member of the Board's executive and nominating committees. He is a trustee emeritus and a former member of the executive committee of the American Academy in Rome, Italy. He holds a BS from Carleton College and an MBA from Harvard University.

     W. Barton Munro has consented to become a director of the Company immediately after the closing of this offering. He has served as a management consultant to BodyBilt for the past two years and has provided tax, legal and financial consulting services to various other clients. Mr. Munro has been Vice President, Smith Dairy Queen, Bryan, Texas, since 1991. Mr. Munro served as a tax partner in the Houston office of Peat, Marwick, Mitchell & Co. from 1972 to 1980 and was a Tax Manager in the Dallas office of Price Waterhouse & Co. from 1963 to 1972. Mr. Munro is a certified public accountant and is a member of the Texas Society of Certified Public Accountants. He holds a BBA and a JD from Southern Methodist University.

     William B. Glenn Jr. has consented to become a director of the Company immediately after the closing of this offering. Mr. Glenn has been a partner in a California leveraged buyout firm and an advisor to a West Coast investment partnership since 1994. Prior to that, Mr. Glenn was a Senior Vice President of Eastbridge Capital Inc./Eastbridge Asset Management from 1988 to 1994. Eastbridge is a primary dealer to the Federal Reserve and also provides hedge fund management, proprietary trading and investment banking services. Mr. Glenn also has held capital markets and corporate finance positions with Merrill Lynch and Smith Barney Harris Upham Co. He holds a BA in Business Administration from the University of North Carolina.

     TERMS OF OFFICE. Members of the Company's Board of Directors will be elected at each annual meeting of shareholders, to serve one-year terms or until their successors are elected and qualified or their earlier resignation or removal. The Company and the principal shareholders of the Company have entered into a voting agreement pursuant to which the parties thereto have agreed to vote to re-elect the existing members of the Company's Board of Directors for three consecutive one-year terms (the "Voting Agreement"). See "Principal Shareholders." Vacancies in unexpired terms and any additional positions created are filled by action of the Board of Directors. The executive officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are elected and qualified or their earlier resignation or removal.

     AUDIT COMMITTEE. The Company's Board of Directors has established an Audit Committee comprised entirely of independent directors. The functions of the Audit Committee are to make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants and to review with management and the independent accountants the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of accounting personnel. Members of the Audit Committee are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors until their successors are appointed or their earlier resignation or removal.

     COMPENSATION OF DIRECTORS. Directors who are not also employees of the Company receive $500 per board meeting attended and $200 per board committee meeting attended and are reimbursed for out-of-pocket expenses incurred for attendance at meetings. Under the Company's Stock Option Plan, they will also receive annual grants of options to purchase 2,000 shares of Common Stock. See "Management -- Stock Option Plan."

     KEY EMPLOYEES AND CONSULTANT. In addition to its executive officers, the Company believes that the following persons are key employees or consultants:

     Mark McMillan, 42, has served as President of BodyBilt since 1988. Mr. McMillan will serve as a consultant to the Company for a two-year period commencing upon the completion of this Offering. Mr. McMillan, who will be a principal shareholder of the Company after the Merger, will also attend meetings of the Board of Directors. See "Management -- Employment and Consulting Agreements."

     Bob Schubert, 42, has served as Vice President, Controller and Director of Human Resources and Safety of BodyBilt since 1993. Pursuant to an arrangement with Agrivest, Inc. described in "Certain Transactions," he joined BodyBilt as General Manager in 1990. He holds a BA from Texas A&M University.

     Matthew L. Prochaska, 32, is BodyBilt's Vice President and Director of Plant Operations. Mr. Prochaska joined BodyBilt as Special Projects Manager in January 1993 and served as Assistant Plant Manager, Plant Manager or International Sales Manager from July 1993 to September 1996. From 1986 to 1993, he worked for Campus Crusade for Christ, International in film production and distribution and in translating and publishing related playbills. Mr. Prochaska spent 1991 to 1993 as a campus director in Capetown, South Africa. He holds a BA from Texas A&M University.

STOCK OPTION PLAN.

     Scope. The Board of Directors and shareholders of the Company have approved the ErgoBilt, Inc. 1996 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan authorizes the Company to award incentive stock options and nonqualified stock options to purchase Common Stock to officers, employees, consultants and directors of the Company. The purpose of the Stock Option Plan is to attract, retain and motivate such persons.

     The Stock Option Plan authorizes the award of 400,000 shares of Common Stock to be used for incentive stock options, nonqualified stock options or restricted stock grants, of which no options have been granted as of the date of this prospectus. If an award made under the Stock Option Plan expires, is canceled or is otherwise terminated, those shares will be available for future awards under the Stock Option Plan. The Stock Option Plan will terminate December 31, 2006.

     Administration. The Stock Option Plan will be administered by the Board of Directors. Subject to the provisions of the Stock Option Plan, the Board of Directors will have authority to select those officers, directors, employees and consultants of the Company to receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares awarded and to establish the terms, conditions and provisions of such awards. In making such award determinations, the Board of Directors may take into account the nature of services rendered by the recipient, his or her present and potential contribution to the Company's growth and success and such other factors as the Board of Directors deems relevant. The Board of Directors is authorized to interpret the Stock Option Plan, to establish, amend and revoke any rules and regulations relating to the Stock Option Plan, to determine the terms and provisions of any agreements made pursuant to the Stock Option Plan and to make all other determinations that may be necessary or advisable for the administration of the Stock Option Plan.

     Stock Options. Both incentive stock options and nonqualified stock options (collectively referred to as "Stock Options") may be granted pursuant to the Stock Option Plan. All Stock Options granted under the Stock Option Plan will have an exercise price per share to be determined by the Board of Directors, provided that the exercise price per share under each Stock Option shall not be less than the fair market value of a share of Common Stock at the time the Stock Option is granted (110% of such fair market value in the case of incentive stock options granted to a shareholder who owns 10% or more of the Company's outstanding Common Stock). The maximum term for all Stock Options granted under the Stock Option Plan is ten years (five years in the case of an incentive stock option granted to a shareholder who owns 10% or more of the Company's outstanding Common Stock). Moreover, no Stock Options may be granted under the Stock Option Plan more than ten years after the date of its adoption. All Stock Options are nontransferable other than by will or the laws of descent and distribution or a qualified domestic relations order, and during an optionee's lifetime may be exercised only by the optionee or the optionee's guardian or legal representative. Stock Options are exercisable at such time and in such installments as the Board of Directors may provide at the time the Stock Option is granted. The Board of Directors may accelerate the exercisability of any Stock Option at any time. The purchase price for shares acquired pursuant to the exercise of a Stock Option must be paid in the manner determined by the Board of Directors. The terms and conditions of Stock Options relating to their treatment upon termination of the optionee's employment or association with the Company will be determined at the time the Stock Options are granted. The Stock Options vest over a period of four years with the initial 20% becoming exercisable on the six-month anniversary of the grant date and an additional 20% becoming exercisable on each of the first four anniversaries of the grant date. In the event of a change in control of the Company, as defined, awards under the Stock Option Plan become exercisable within 60 days.

     EXECUTIVE COMPENSATION. Gerald McMillan received $72,377 for services rendered to ErgoBilt for the year ended December 31, 1995. Mark McMillan, in his capacity as President and Chief Executive Officer of BodyBilt, received no compensation from BodyBilt in the form of salary or bonus for the year ended December 31, 1995. However, certain entities for which Mr. McMillan is the sole shareholder received aggregate cash consideration of $408,488 for services rendered to and products acquired by BodyBilt during the year ended December 31, 1995. See "Certain Transactions." Drew Congleton, who has served as BodyBilt's Vice President and National Sales Manager and Director of Research and Development, received $122,392 in the form of salary and bonus for services rendered to BodyBilt for the year ended December 31, 1995. No other executive officer of ErgoBilt or BodyBilt received more than $100,000 for services rendered to the respective companies for the year ended December 31, 1995.

EMPLOYMENT AND CONSULTING AGREEMENTS

     Gerald McMillan. The Company has entered into an executive employment agreement with Gerald McMillan to serve as Chairman of the Board of Directors of the Company for a three-year term, commencing as of the closing of the offering. Mr. McMillan will receive an annual base salary of $1, be eligible to participate in all Company bonus/incentive programs and stock option plans and receive benefits under all other Company employee benefit plans.

     Gerard Smith. The Company has entered into an amended and restated executive employment agreement with Gerard Smith to serve as a director and President and Chief Executive Officer of the Company and BodyBilt, for a three-year term commencing as of the closing of this offering (the "Smith Agreement"). Mr. Smith currently renders services to the Company under this agreement and a Consulting Services Agreement. See "Certain Transactions." Mr. Smith will receive an annual base salary of $125,000, be eligible to participate in all Company bonus/incentive programs and stock option plans and receive benefits under all other Company employee benefit plans. The Smith Agreement also sets forth certain terms under which Mr. Smith is granted registration rights for shares of Common Stock owned by him. Mr. Smith has agreed to sell all or a portion of such shares of Common Stock to Gerald McMillan or the Company upon the termination of his employment with the Company. See "Principal Shareholders" and "Shares Eligible for Future Sale."

     P. Michael Sullivan. The Company has entered into an executive employment agreement with P. Michael Sullivan, its Senior Vice President and Chief Financial Officer, for a three-year term, commencing as of the closing of this offering. Mr. Sullivan will receive an annual base salary of $85,000, be eligible to participate in all Company bonus/incentive programs and stock option plans, and receive benefits under all other Company employee benefit plans.

     Drew Congleton. Upon the closing of this offering and the Merger, BodyBilt will enter into an executive employment agreement with Drew Congleton, a director and principal shareholder of the Company, pursuant to which Mr. Congleton will serve as Executive Vice President and National Sales Director of BodyBilt for a three-year term. Mr. Congleton will receive an annual base salary of $80,000, be eligible to participate in all Company bonus/incentive programs and stock option plans, and receive benefits under all other Company employee benefit plans.

     Mark McMillan. The Company and Mark McMillan, a principal shareholder of the Company, have agreed to enter into a two-year agreement pursuant to which Mr. McMillan will serve as a consultant to the Company with respect to the Company's operations, particularly during the transition period. Mr. McMillan will serve up to 5 hours per business day and be compensated at the rate of $150 per hour. Mr. McMillan will be eligible to participate in all Company bonus/incentive programs and stock option plans, and receive benefits under all other Company employee benefit plans.

     All compensation decisions concerning executive officers have been made by the Board of Directors, which consisted solely of Gerald McMillan. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

     All of BodyBilt's loans from The First National Bank of Bryan were guaranteed by Mark McMillan, the former President of BodyBilt, a BodyBilt Shareholder and a consultant and principal shareholder of the Company. The total amount of these loans was approximately $1.6 million at June 30, 1996. The Company intends to use a portion of the proceeds of this offering to repay these loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and Note 3 to BodyBilt's financial statements.

     In each of 1993, 1994 and 1995, BodyBilt paid Agrivest, Inc., a corporation owned by Mark McMillan, $36,000 for accounting, payroll and other administrative services. During 1993, 1994 and 1995, BodyBilt also paid Agrivest $12,000, $109,275 and $192,900, respectively, for management services, and $6,000, $6,000 and $2,000, respectively, for equipment rental. During 1995, BodyBilt purchased $172,588 of furniture and fixtures and building and leasehold improvements from Genemco, Inc., another company owned by Mark McMillan.

     The Company has entered into a letter agreement with Mark McMillan, pursuant to which the Company will purchase from Mr. McMillan, at a purchase price equal to 90% of the price to public of the shares offered in this offering, that number of shares required to be delivered to the holder of the Convertible Note upon conversion. Approximately $225,000 of the net proceeds of this offering will be used to fund the purchase price of the shares acquired from Mr. McMillan, assuming a price to public of $9.00 per share. Mr. McMillan may assign a portion of his obligation to Dr. Troutman. See "Use of Proceeds."

     BodyBilt paid the Company and its predecessor a total of $75,320 and $353,868 in 1994 and 1995, respectively, for services related to promotional literature and marketing development. During 1993 and 1994, BodyBilt paid MultiMarket Media, Inc. $47,054 and $43,716, respectively, for marketing development. (No fees were paid to MultiMarket Media, Inc. in 1995.) The Company's Chairman, Gerald McMillan, was the sole shareholder of both of these corporations when these payments were made. Dr. McMillan also received a $15,000 consulting fee from BodyBilt in 1993.

     In July 1996, the Company entered into a Consulting Services Agreement with Gerard Smith pursuant to which Mr. Smith would provide certain management services to the Company during the period commencing on the execution of the agreement and terminating on the later of the closing of this offering or March 20, 1997. Mr. Smith is to be compensated in the minimum amount of $77,500, substantially all of which compensation has been paid by the Company. The Company's payment obligation to Mr. Smith is guaranteed by Gerald McMillan and is secured by the pledge of unrelated securities by Mr. McMillan. Under circumstances set forth in the Consulting Services Agreement, the Company may recover all of the payments made by the Company to Mr. Smith, and recover additional amounts from Mr. Smith.

     In connection with the execution and delivery of Mr. Smith's Consulting Services Agreement, Gerald McMillan, Chairman of the Board of Directors of the Company, sold and transferred 489,600 shares of Common Stock to Mr. Smith in exchange for $38,500 in the form of a promissory note bearing interest at 7.5%. Principal and interest accrued are payable on June 27, 1999. Mr. Smith's payment obligation is secured by a lien on the transferred shares. The Smith Agreement sets forth certain terms under which Mr. Smith is obligated to retransfer all or a portion of such shares to Mr. McMillan or the Company upon the termination of his employment with the Company. See "Management -- Employment and Consulting Agreements" and "Principal Shareholders."

     In September 1996, the Company entered into a Consulting Services Agreement with Michael Sullivan pursuant to which Mr. Sullivan would provide certain financial management services related to this offering during the period commencing on the execution of the agreement and terminating on the later of the closing of this offering or March 20, 1997. Mr. Sullivan is to be compensated in the minimum amount of $7,000 per month.

     In 1989, BodyBilt borrowed $75,000 for working capital from Dr. Richard Troutman, a BodyBilt shareholder and a principal shareholder of the Company. The Company intends to use a portion of the proceeds of this offering to repay the loan from Dr. Troutman. See "Use of Proceeds."

     The foregoing transactions were among affiliated parties and necessarily involved conflicts of interest. The Company believes that these transactions were on no less favorable terms than were reasonably available from unaffiliated third parties. Except as described above, all agreements pursuant to which the transactions described above in "Certain Transactions" were conducted will terminate no later than the effective date of the Merger.

     Although the Company has no present intention to do so, it may in the future enter into other transactions incident to its business with its directors, officers, prior shareholders and other affiliates. The Company's policy is that any transaction in the future with an affiliated entity, executive officer or director will be subject to review and approval by a majority of the Company's directors who have no interest in the transaction and will be on no less favorable terms than the Company could obtain from unaffiliated parties.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of September 30, 1996, and as adjusted to reflect the issuance of Common Stock and Series A Preferred Stock in the Merger and the sale of the shares of Common Stock offered hereby, certain information with respect to the beneficial ownership of Common Stock and Series A Preferred Stock by (i) each person who is the beneficial owner of more than 5% of the outstanding Common Stock or Series A Preferred Stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each person listed in the table has sole voting and investment power over the Common Stock or Series A Preferred Stock that the person beneficially owns. All of the persons included in the table have agreed not to dispose of their shares for 180 days after the date of this prospectus. See "Shares Eligible For Future Sale."

                                                                           AS ADJUSTED(2)
                                                           -----------------------------------------------
                                                                                       SHARES OF SERIES A
                                SHARES OF COMMON STOCK     SHARES OF COMMON STOCK       PREFERRED STOCK
                                  BENEFICIALLY OWNED         BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                ----------------------     ----------------------     --------------------
     NAME AND ADDRESS OF                      PERCENT                    PERCENT                  PERCENT
     BENEFICIAL OWNER(1)         NUMBER       OF CLASS      NUMBER       OF CLASS     NUMBER      OF CLASS
------------------------------  ---------     --------     ---------     --------     -------     --------
Gerald McMillan(3)(5).........  1,504,160       73.7%      1,504,160       29.9%           --        0.0%
Gerard Smith(4)(5)............    489,600       24.0%        489,600        9.7%           --        0.0%
Drew Congleton................         --        0.0%        245,834(7)     4.9%      116,667       25.0%
Dr. Richard Troutman..........         --        0.0%        368,750(7)     7.3%      175,000       37.5%
Mark McMillan(6)..............         --        0.0%        368,750(7)     7.3%      175,000       37.5%
All directors and executive
  officers as a group (2
  persons; 7 persons after
  this offering)..............  1,993,760       97.7%      2,239,594(7)    44.6%      116,667       25.0%

---------------

(1) The address for Gerald McMillan and Gerard Smith is 5000 Quorum Drive, Suite 147, Dallas, Texas 75240. The address for Drew Congleton is 2815 Manzano Court, College Station, Texas 77845. The address for Mark McMillan is 2506 River Forest, Bryan, Texas 77802. The address for Dr. Richard Troutman is 10225 Collins Avenue, Bal Harbour, Florida 33157.

(2) Applicable percentage of ownership assumes 2,040,000 shares of Common Stock outstanding on September 30, 1996, and 4,556,667 shares of Common Stock and 466,667 shares of Series A Preferred Stock outstanding after the completion of this offering. Assumes completion of this offering and the Merger and an initial offering price of $9.00 per share. See "The Reorganization."

(3) Includes 214,200 shares held by a trust for the benefit of Mr. McMillan's three minor children, as to which Mr. McMillan disclaims beneficial ownership

(4) Includes 18,360 shares held by the Ashleigh Lynch Smith 1996 Irrevocable Trust for which Mr. Smith is trustee and 18,360 shares held by the Alyssa Kay Smith 1996 Irrevocable Trust for which Mr. Smith is trustee. Mr. Smith disclaims beneficial ownership of all shares held by such trusts.

(5) The Smith Agreement sets forth certain terms under which Mr. Smith is obligated to retransfer all or a portion of the shares of Common Stock beneficially owned by him to Gerald McMillan or the Company upon the termination of his employment with the Company.

(6) Does not give effect to the Company's purchase of 27,778 shares of Common Stock from Mr. McMillan to enable the Company to deliver shares upon conversion of one-half of the principal balance of the Convertible Note.

(7) Includes shares of Common Stock that the person or group has the right to acquire at any time upon conversion of the Series A Preferred Stock included in the table. See "Description of Capital Stock -- Series A Preferred Stock."

     VOTING AGREEMENT. The Company and the principal shareholders have entered into the Voting Agreement pursuant to which the parties have agreed to re-elect the existing members of the Board of Directors for three consecutive one-year terms commencing with the closing of this offering. The Voting Agreement also sets forth the authorization and approval by Mark McMillan and Drew Congleton of all of the existing members of the Board of Directors. Under the terms of the Voting Agreement, Dr. Troutman retains the right to nominate a successor to fill the seat vacated by William B. Glenn, Jr. in the event Mr. Glenn fails to complete three one-year terms. See "Management."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20.0 million shares of Common Stock, $.01 par value, of which 2,040,000 shares were issued and outstanding as of September 30, 1996, and 10.0 million shares of preferred stock, $.10 par value (the "Preferred Stock"), of which 2.0 million shares have been designated Series A Preferred Stock and none of which are issued and outstanding. Upon completion of the Merger simultaneously with the closing of this offering, the Company expects to issue 466,667 shares of Series A Preferred Stock and 516,667 shares of Common Stock to BodyBilt Shareholders, assuming an initial public offering price of $9.00 per share. See "The Reorganization."

     COMMON STOCK. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of shareholders. Cumulative voting of shares of Common Stock is prohibited. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Subject to the prior rights of the holders of any outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets of the Company remaining after payment of all liabilities and payment to holders of any outstanding Preferred Stock having an involuntary liquidation preference. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

     PREFERRED STOCK. Pursuant to the Company's Restated Articles of Incorporation, the Board of Directors is authorized, without any further notice or action of the shareholders, to issue 10 million shares of Preferred Stock in one or more series and to determine the relative rights, preferences and privileges of the shares of any such series. Except with respect to the Series A Preferred Stock, there are no shares of Preferred Stock outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

     SERIES A PREFERRED STOCK. No dividends are payable upon shares of Series A Preferred Stock. Series A Preferred Stock is entitled to an involuntary liquidation preference of $3.00 per share in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Company, before any distribution or payment is made to holders of Common Stock. Series A Preferred Stock holders are entitled to one vote per share and, except as otherwise provided by applicable law, vote together with the holders of shares of Common Stock as a single class upon all matters upon which shareholders are entitled to vote.

     At any time within four years immediately following the Merger, each share of Series A Preferred Stock may be converted into that number of shares of Common Stock equal to the greater of either: (i) the quotient of (1) the initial public offering price, divided by (2) the average closing price of the Common Stock as quoted on a national securities exchange or on the Nasdaq National Market for the 30 days immediately preceding the date on which notice of conversion is delivered by a holder of Series A Preferred Stock to the Company; or (ii) one. No fractional shares of Common Stock will be issued upon conversion of shares of Series A Preferred Stock and no cash payment will be made in place of any fraction of a share which would otherwise be issuable.

     Any Series A Preferred Stock not converted by the conclusion of the four-year period following the Merger shall be converted automatically into that number of shares of Common Stock equal to the greater of either: (i) the quotient of (1) the initial public offering price, divided by (2) the average closing price of the Common Stock as quoted on a national securities exchange or on the Nasdaq National Market for the 30 trading days immediately preceding the date which is four years and one day after closing; or (ii) one (1).

     CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Articles of Incorporation and Amended and Restated Bylaws, including the provisions for the elimination of the right of shareholders to call special meetings and to take action without a meeting, and the advance notice provision, could make more difficult the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise. The provisions are summarized below. The Company and the principal shareholders have also entered into the Voting Agreement to re-elect the existing members of the Board of Directors of the Company for three successive one-year terms. See "Management" and "Principal Shareholders."

     Size of Board of Directors. The Company's Restated Articles of Incorporation provide that the Board of Directors will consist of not less than five nor more than nine members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office. The exact number of board members is presently set at seven. The Board of Directors, and not the shareholders, has the authority to determine the number of directors and could prevent any shareholder from obtaining majority representation on the Company's Board of Directors by enlarging the Board of Directors and by filling the new directorships with the shareholder's own nominees.

     Preferred Stock. The Restated Articles of Incorporation authorize the Board of Directors to establish and issue one or more series of Preferred Stock without any action by the shareholders of the Company. Pursuant to this authority, the Company will issue the Series A Preferred Stock to the BodyBilt Shareholders in connection with the Merger. Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, provide for a liquidation preference over the Common Stock or impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors, in so acting, could issue Preferred Stock having terms that discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interest.

     No Shareholder Action By Written Consent; Special Meetings. The Company's Restated Articles of Incorporation provide that any action required to be taken or which may be taken by holders of Common Stock must be effected at a duly called annual or special meeting of such holders and may not be taken by any written consent of such shareholders. The Company's Restated Articles of Incorporation provide that special meetings of shareholders of the Company may be called only by the Chairman of the Board, the President, any two directors or such other person or persons as may be authorized in the Amended and Restated Bylaws.

Special meetings may also be called by the holders of at least 50% of all the shares of the Company entitled to vote at a proposed special meeting. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called. The provisions of the Restated Articles of Incorporation prohibiting shareholder action by written consent would prevent the holders of a majority of the voting power of the Company from taking action by written consent without giving all the shareholders of the Company entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

     Removal of Directors. The Company's Restated Articles of Incorporation provide that directors may be removed from office, but only for cause, and that any action taken by shareholders to remove one or more directors for cause may only be taken by the affirmative vote of a majority vote of the directors then in office (exclusive of the director whose removal is sought) or the holders of at least a majority of the total outstanding shares entitled to vote at a special meeting called for such purpose. The Company's Amended and Restated Bylaws may be adopted, amended or repealed by a two-thirds vote of (i) the shareholders, or (ii) the directors then in office.

     Approval of Certain Transactions. The Company's Amended and Restated Bylaws require, in addition to any vote required by law or agreement, the affirmative vote by at least two-thirds of either (i) the outstanding shares of "voting stock," or (ii) the Board of Directors, to approve, authorize, adopt or consummate by the Company and any of its subsidiaries any "business combination" with a "related person." A "business combination" includes (i) any merger or consolidation of the Company with or into a "related person," (ii) any merger or consolidation of a "related person" with or into the Company, (iii) any transfer of a substantial part (20% or more) of the assets of the Company to a "related person," (iv) any transfer of a substantial part (20% or more) of the assets of a "related person" to the Company, (v) the issuance of any securities of the Company to a "related person," (vi) certain reclassifications and recapitalizations, (vii) any partial or complete liquidation, spin-off, split-off, or split-up or similar transaction of the Company involving a "related person," and (viii) any transaction, event, agreement, contract, commitment or other arrangement that provides for, is intended to or is likely to have an effect similar to the above. A "related person" includes, but is not limited to, any person that owns or is the beneficial owner of five percent or more of the outstanding shares of the Company's voting stock. "Voting stock" constitutes shares which are entitled to vote for the election of the Company's directors. A related person's voting stock is excluded from the calculation of shareholder votes relating to a "business combination."

     Advance Notice Provisions for Certain Shareholder Actions. The Company's Amended and Restated Bylaws provide that shareholders seeking to bring business before an annual or special meeting of shareholders must provide timely notice thereof in writing. To be timely, this notice must be received at the Company's principal executive offices not less than 30 days nor more than 60 days prior to the meeting. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and, in the event that such business includes a proposal to amend either the Restated Articles of Incorporation or the Amended and Restated Bylaws, the language of the proposed amendment; (ii) the name and record address of the shareholder proposing such business; (iii) the class and number of shares of the Company which are beneficially owned by such shareholder; and (iv) any material interest of such shareholder in such business. The provisions requiring timely notice of shareholder business ensures both orderly meetings and an adequate opportunity for the Board of Directors to review business to be decided at such meetings. This provision, however, will also preclude some shareholders from bringing matters before the shareholders and directors at an annual or special meeting.

     LIMITATION ON LIABILITY. The Company's Restated Articles of Incorporation and Amended and Restated Bylaws provide for indemnification of the officers and directors of the Company to the fullest extent permitted by the Texas Business Corporation Act. Under existing law, directors of the Company are not liable to the Company or its shareholders for monetary damages for an act or omission occurring in their capacity as a director. However, directors are liable (i) for any breach of the director's duty of loyalty to the Company or its shareholders,
(ii) for acts or omissions not in good faith that constitute a breach of duty of the director of the Company or that involve intentional misconduct or a knowing violation of law, (iii) for transactions from which the director received an improper benefit, whether or not the benefit resulted from action taken within the scope of the director's office, or (iv) for acts or omissions for which the liability of a director is expressly provided by law.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and the Merger, the Company will have outstanding 466,667 shares of Series A Preferred Stock and 4,556,667 shares of Common Stock, including shares issued to the BodyBilt Shareholders, assuming an initial public offering price of $9.00 per share. Of these shares of Common Stock, the 2,000,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering (and all of the shares of Series A Preferred Stock and Common Stock to be issued upon completion of the Merger) will be "restricted securities" under the Securities Act (the "Restricted Shares"). The Restricted Shares may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company, its executive officers, directors and principal shareholders have agreed that they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock or other securities which are substantially similar to the Common Stock, or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or securities which are substantially similar to the Common Stock. See "Underwriting."

     In general, under Rule 144 as currently in effect, an affiliate of the Company or a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years but less than three years is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 46,000 shares immediately after the offering and the completion of the Merger and using an initial public offering price of $9.00 per share) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. No sales are permitted under Rule 144 until the Company has been subject to reporting with the Securities and Exchange Commission for at least 90 days. Any person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations referred to above.

     There are also (i) 400,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, (ii) 100,000 shares of Common Stock subject to the Representatives' Warrants, and (iii) up to 69,000 shares of Common Stock subject to the Lender's Warrant. The Company intends to file a registration statement on Form S-8 covering sale of shares issued upon exercise of any securities issued under the Stock Option Plan. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Underwriting."

     BodyBilt Shareholders have the following rights with respect to their shares of Common Stock issued in connection with the Merger, and their shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock received by them in connection with the Merger. Two years after the closing of this offering, the Company will undertake on not more than two (2) occasions to register the BodyBilt Shareholders' shares and to cause each registration to remain effective for a period of at least 120 days. The BodyBilt Shareholders also have unlimited "piggy-back" registration rights if the Company files a registration statement (other than on Form S-4 or S-8) if the BodyBilt Shareholders accept the terms of the proposed underwriting. The managing underwriter may limit or exclude any such shares, if it determines that it would be appropriate to limit or exclude such shares due to market factors. The Company is required to file a "shelf" registration statement four years after the closing of this offering and to keep the shelf registration effective for two years. The Merger Agreement specifies in detail other terms and conditions affecting the BodyBilt

Shareholders' registration rights. See "The Reorganization" and "Principal Shareholders." The Company has granted identical "piggy-back" registration rights to a lender with respect to 34,000 shares of Common Stock and up to approximately 28,000 additional shares which the lender is entitled to receive upon conversion of up to $250,000 of the principal balance due under the Convertible Note. The Company has also granted "piggy-back" registration rights to Gerard Smith with respect to the 489,600 shares of Common Stock beneficially owned by him, which are exercisable only after the termination of his employment with the Company. Additionally, the Representatives will receive registration rights in connection with the Representatives' Warrants, and the lender will receive identical registration rights in connection with the Lender's Warrant to purchase up to 69,000 shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Underwriting."

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, for whom Rauscher Pierce Refsnes, Inc. and Wheat, First Securities, Inc. are acting as the representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The nature of the obligations of the Underwriters is such that if any of such shares are purchased, all must be purchased.

                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    Rauscher Pierce Refsnes, Inc..............................................
    Wheat, First Securities, Inc..............................................
                                                                                ---------
              Total...........................................................  2,000,000
                                                                                =========

     The Underwriters initially propose to offer the shares of Common Stock offered hereby to the public at the price to public set forth on the cover page of this prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD")
not in excess of $          per share, and the Underwriters may allow, and such
dealers may reallow, to members of the NASD a concession not in excess of
$          per share. After the public offering, the price to public, the concession and the reallowance may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 300,000 shares of Common Stock at the initial price to public, less the underwriting discount, set forth on the cover page of this prospectus. The Underwriters may exercise the option only for the purpose of covering over-allotments. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase from the Company that number of additional shares of Common Stock which is proportionate to such Underwriter's initial commitment.

     The Company has also agreed to sell to the Representatives warrants to purchase up to 100,000 shares of Common Stock at a price of $.01 per warrant. The Representatives' Warrants will be exercisable for a period of four years, commencing one year after the date of this prospectus, at an initial per share exercise price equal to 120% of the price to public set forth on the cover page of this prospectus. The Representatives' Warrants are not redeemable by the Company under any circumstances. Neither the Representatives' Warrants nor the shares of Common Stock issuable upon exercise thereof may be transferred, assigned or hypothecated until one year from the date of this prospectus, except that they may be assigned, in whole or in part, to any successor, officer, director, member or partner of the Representatives.

     The holders of the Representatives' Warrants will have no voting, dividend or other rights as shareholders of the Company unless and until the exercise of the Representatives' Warrants. The number of securities deliverable upon any exercise of the Representatives' Warrants or its underlying securities and the exercise price of the Representatives' Warrants are subject to adjustment to protect against any dilution upon the occurrence of certain events, including issuance of stock dividends, stock splits, subdivision or combination of outstanding stock and reclassification of stock.

     The Company has agreed with the Representatives that if, during the five-year period commencing one year following the date of this prospectus, the Company registers any of its Common Stock for sale pursuant to a registration statement (with the exception of Form S-4, Form S-8 or other inappropriate form), it will use its best efforts, upon request of any of the holders of the Representatives' Warrants and/or the underlying securities, to include such securities as a part of the registration statement.

     The Company, its executive officers, directors and principal shareholders have agreed that for a period of 180 days after the date of this prospectus they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock or other securities which are substantially similar to the Common Stock or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or securities which are substantially similar to the Common Stock without the prior written consent of Rauscher Pierce Refsnes, Inc., on behalf of the Representatives.

     Prior to this offering, there has been no market for the Common Stock and there can be no assurance that a regular trading market will develop upon the completion of this offering. The initial public offering price was determined by negotiations between the Company and the Representatives. The primary factors considered in determining such offering price included the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history of and prospects for the Company's business, the Company's past and present operations and earnings and the trend of such earnings, the prospects for future earnings of the Company, the Company's current financial position, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other relevant factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the Underwriters may be required to make in respect thereof. The Company has also agreed to pay to the Representatives a non-accountable expense allowance of $100,000 for due diligence and other out-of-pocket expenses.

     The Representatives have advised the Company that they do not expect any sales by the Underwriters to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby is being passed upon for the Company by Wolin, Fuller, Ridley & Miller LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gardere & Wynne, L.L.P., Dallas, Texas.

                                    EXPERTS

     The balance sheet of the Company as of December 31, 1995 and the related statements of operations, shareholders' equity and cash flows for the period from June 12, 1995 to December 31, 1995 and the balance sheet of BodyBilt as of December 31, 1995 and the related statements of income, shareholders' equity and cash flows for the year then ended included herein and elsewhere in the Registration Statement have been included in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

     The balance sheet of BodyBilt as of December 31, 1994 and the related statements of income, cash flow and shareholders' equity for the years ended December 31, 1994 and 1993 included herein and elsewhere in the Registration Statement have been included in reliance upon the report of Thompson, Derrig & Slovacek PC, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing. The report on the financial statements by Thompson, Derrig & Slovacek PC did not contain any adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. In connection with their audits, Thompson, Derrig & Slovacek PC did not identify any reportable conditions. There were no disagreements between BodyBilt and Thompson, Derrig & Slovacek PC in connection with its audits on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure, which, if not resolved to the satisfaction of Thompson, Derrig & Slovacek PC, would have caused such firm to make a reference in connection with its report to the subject matter of any such disagreement.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto.

     The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

     As a result of this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing consolidated financial statements certified by its independent auditors and with quarterly reports for each of the first three quarters of each fiscal year containing unaudited consolidated financial information.

     The Company intends to furnish to its shareholders annual reports containing audited consolidated financial statements certified by independent public accountants for each fiscal year and quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
ERGOBILT, INC.
Report of Independent Auditors........................................................   F-2
Balance Sheet, December 31, 1995......................................................   F-3
Statements of Income for the Period Ended December 31, 1995...........................   F-4
Statements of Shareholder's Equity for the Period Ended December 31, 1995.............   F-5
Statements of Cash Flows for the Period Ended December 31, 1995.......................   F-6
Notes to Financial Statements.........................................................   F-7
Balance Sheet, June 30, 1996 (unaudited)..............................................  F-10
Statements of Income for the Six-Month Period Ended June 30, 1996 (unaudited).........  F-11
Statements of Shareholders' Equity for the Six-Month Period Ended June 30, 1996
  (unaudited).........................................................................  F-12
Statements of Cash Flows for the Six-Month Period Ended June 30, 1996 (unaudited).....  F-13
Notes to Financial Statements.........................................................  F-14

BODYBILT SEATING, INC.
Reports of Independent Auditors.......................................................  F-15
Balance Sheets, December 31, 1994 and 1995............................................  F-17
Statements of Income for the Years Ended December 31, 1993, 1994 and 1995.............  F-19
Statements of Shareholders' Equity for the Years Ended December 31, 1993, 1994 and
  1995................................................................................  F-20
Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995.........  F-21
Notes to Financial Statements.........................................................  F-22
Balance Sheet, June 30, 1996 (unaudited)..............................................  F-26
Statements of Income for the Six-Month Periods Ended June 30, 1995 and 1996
  (unaudited).........................................................................  F-27
Statements of Shareholders' Equity for the Six-Month Periods Ended June 30, 1995 and
  1996 (unaudited)....................................................................  F-28
Statements of Cash Flows for the Six-Month Periods Ended June 30, 1995 and 1996
  (unaudited).........................................................................  F-29
Notes to Financial Statements.........................................................  F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
ErgoBilt, Inc.:

     We have audited the accompanying balance sheet of ErgoBilt, Inc., as of December 31, 1995, and the related statements of operations, shareholder's equity, and cash flows for the period from June 12, 1995 to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ErgoBilt, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the period from June 12, 1995 to December 31, 1995, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Houston, Texas
September 9, 1996

                                 ERGOBILT, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1995

                                     ASSETS

Current assets:
  Cash............................................................................  $ 14,150
  Accounts receivable.............................................................    32,617
  Notes receivable -- related party, current portion..............................     5,317
                                                                                    --------
          Total current assets....................................................    52,084
                                                                                    --------
Property and equipment:
  Equipment.......................................................................     9,205
  Furniture and fixtures..........................................................     2,050
  Computer equipment..............................................................    17,677
     Accumulated depreciation and amortization....................................    (2,380)
                                                                                    --------
          Property and equipment, net.............................................    26,552
                                                                                    --------
Other assets:
  Notes receivable -- related party, less current portion.........................    33,996
  Organizational cost, net........................................................       274
                                                                                    --------
          Total other assets......................................................    34,270
                                                                                    --------
          Total assets............................................................  $112,906
                                                                                    ========
                            LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable, trade.........................................................  $  4,217
  Accrued liabilities.............................................................    51,604
  Income taxes....................................................................     9,894
                                                                                    --------
          Total current liabilities...............................................    65,715
                                                                                    --------
Deferred income taxes.............................................................       948
Shareholder's equity:
  Common stock; $.0001 par value 20,000,000 shares authorized; 2,040,000 shares
     issued and outstanding.......................................................       204
  Paid-in capital.................................................................       796
  Retained earnings...............................................................    45,243
Commitments and contingencies.....................................................
                                                                                    --------
          Total liabilities and shareholder's equity..............................  $112,906
                                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                            STATEMENT OF OPERATIONS
         FOR THE PERIOD JUNE 12, 1995 (INCEPTION) TO DECEMBER 31, 1995

Sales.............................................................................  $403,917
Cost of sales:
  Subcontractors and direct labor costs...........................................    90,321
  Advertising and media costs.....................................................    16,688
                                                                                    --------
          Total cost of revenues..................................................   107,009
                                                                                    --------
          Gross profit............................................................   296,908
Operating expenses
  Wages -- staff and officers.....................................................   174,549
  Other...........................................................................    64,953
                                                                                    --------
          Total operating expenses................................................   239,502
                                                                                    --------
          Income from operations..................................................    57,406
                                                                                    --------
Interest expense..................................................................     1,321
Income tax expense................................................................    10,842
                                                                                    --------
          Net income..............................................................  $ 45,243
                                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                       STATEMENT OF SHAREHOLDER'S EQUITY
         FOR THE PERIOD JUNE 12, 1995 (INCEPTION) TO DECEMBER 31, 1995

                                              COMMON       COMMON     PAID-IN     RETAINED
                                              SHARES       STOCK      CAPITAL     EARNINGS     TOTAL
                                             ---------     ------     -------     --------     ------
Balance at June 12, 1995 (inception).......  2,040,000      $204        796            --       1,000
Net income.................................         --        --         --        45,243      45,243
                                             ---------      ----        ---        ------      ------
Balance at December 31, 1995...............  2,040,000      $204        796        45,243      46,243
                                             =========      ====        ===        ======      ======

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                            STATEMENT OF CASH FLOWS
         FOR THE PERIOD JUNE 12, 1995 (INCEPTION) TO DECEMBER 31, 1995

Cash flows from operating activities:
  Net income......................................................................  $ 45,243
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.................................................................     2,380
     Amortization.................................................................        36
     Deferred income tax..........................................................       948
  Change in assets and liabilities:
     (Increase) decrease in:
       Trade accounts receivable..................................................   (32,617)
       Other noncurrent assets....................................................      (310)
       Trade accounts payable.....................................................     4,217
       Accrued liabilities........................................................    56,190
       Income taxes...............................................................     5,308
                                                                                    --------
          Net cash provided by operating activities...............................    81,395
                                                                                    --------
Cash flows from investing activities:
  Purchases of property and equipment.............................................   (28,932)
  Loans to shareholder............................................................   (39,313)
                                                                                    --------
          Net cash used by investing activities...................................   (68,245)
                                                                                    --------
Cash flows from financing activities -- issuance of common stock..................     1,000
                                                                                    --------
          Net cash provided by financing activities...............................     1,000
                                                                                    --------
Net increase in cash..............................................................    14,150
Cash at beginning of period.......................................................        --
                                                                                    --------
Cash at end of period.............................................................  $ 14,150
                                                                                    ========
Supplemental disclosure -- interest paid..........................................  $  1,321
                                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) GENERAL AND SUMMARY SIGNIFICANT ACCOUNTING PRINCIPLES

  Business Activity

     ErgoBilt, Inc. (the "Company"), a Texas corporation, was incorporated on June 12, 1995 pursuant to the laws of the State of Texas as The Chafferton Company, Inc. The Company is engaged in consulting services regarding design and advertising trade issues.

  Accounts Receivable

     The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

  Property and Equipment

     Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related equipment ranging from 5 to 7 years. Maintenance and repairs are charged to operations when incurred. Replacements and betterments are capitalized.

  Organizational Costs

     Organizational costs are amortized over five years.

  Income Taxes

     Deferred income taxes are determined using the asset and liability method, under which deferred tax assets and liabilities are determined based on differences between financial accounting and tax basis of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the payable or refund for the period plus or minus the change during the period in deferred tax assets and liabilities.

  Statement of Cash Flows

     For purposes of the statement of cash flows, cash equivalents include time deposits and all highly liquid debt instruments with original maturities of three months or less when purchased.

  Use of Estimates and Assumptions

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

  Fair Market Value of Financial Instruments

     The carrying amount for cash and notes receivable is not materially different than fair market value because of the share maturities of the instruments and/or their respective interest rates.

  New Accounting Pronouncements

     Effective January 1, 1996, the Company will adopt SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Accordingly, in the event that facts and circumstances indicate that property and equipment and intangible or other assets, may be impaired, an

                                 ERGOBILT, INC.

evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is necessary. Adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

     As of January 1, 1996, SFAS No. 123, Accounting for Stock-Based Compensation, will be effective for the Company. SFAS No. 123 permits, but does not require, a fair value-based method of accounting for employee stock option plans which results in compensation expense recognition when stock options are granted. As permitted by SFAS No. 123, the Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated financial statements.

(2) RELATED PARTY TRANSACTIONS

     The Company made loans to an employee in the amount of $500 and to the sole shareholder in the amount of $38,813. The sole shareholder of the Company is also the shareholder of another corporation which provided services to the Company as a subcontractor consultant. In 1995, the total expenses related to these services amounted to $49,034.

(3) INCOME TAXES

     Deferred tax assets and liabilities as of December 31, 1995 are as follows:

        Non-current deferred tax asset.....................................  $ 6,728
        Non-current deferred tax liability.................................   (7,676)
                                                                             -------
        Net non-current deferred tax liability.............................  $  (948)
                                                                             =======

     The non-current deferred tax liability results from the use of statutory accelerated tax depreciation methods and from the use of cash basis reporting for federal income tax reporting purposes.

     The components of income tax expense for the year ended December 31, 1995 are as follows:

        Federal:
          Current........................................................    $ 7,622
          Deferred.......................................................        729
        State:
          Current........................................................      2,272
          Deferred.......................................................        219
                                                                             -------
                                                                             $10,842
                                                                             =======

(4) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     The Company's business activities are primarily with customers located within the state of Texas. Financial instruments which potentially expose the Company to credit loss include trade accounts receivable and cash. During 1995, one customer accounted for 100% of revenues. At December 31, 1995, one customer comprised 100% of trade accounts receivable. All of this receivable was collected subsequent to February 28, 1996. Management evaluates accounts receivable balances on an on-going basis and provides allowances as necessary for amounts estimated to eventually become uncollectible.

                                 ERGOBILT, INC.

(5) SUBSEQUENT EVENTS

     In August 1996, the Company formed a subsidiary (EB Subsidiary, Inc.) and jointly entered into an agreement with BodyBilt Seating, Inc. (BodyBilt), the terms of which provide for the merger of BodyBilt with and into EB Subsidiary, Inc.

     The Company affected a 2,040-for-1 stock split in September 1996. The effects of the stock split have been retroactively applied to the financial statements.

                                 ERGOBILT, INC.

                                 BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)

                                     ASSETS

Current assets
  Cash............................................................................  $  7,116
  Accounts receivable.............................................................    17,859
  Other current assets............................................................    86,403
                                                                                    --------
          Total current assets....................................................   111,378
                                                                                    --------
Property and equipment
  Equipment.......................................................................     9,455
  Furniture and fixtures..........................................................     4,344
  Computer equipment..............................................................    35,411
     Accumulated depreciation and amortization....................................    (6,592)
                                                                                    --------
  Property and equipment, net.....................................................    42,618
                                                                                    --------
          Total assets............................................................  $153,996
                                                                                    ========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable, trade.........................................................  $  6,163
  Accrued liabilities.............................................................   103,240
  Income taxes....................................................................     9,894
                                                                                    --------
          Total current liabilities...............................................   119,297
                                                                                    --------
Deferred income taxes.............................................................       948
Shareholder's equity
  Common stock; $.0001 par value; 20,000,000 shares authorized; 2,040,000 shares
     issued and outstanding.......................................................       204
  Paid-in capital.................................................................       796
  Retained earnings...............................................................    32,751
                                                                                    --------
Commitments and contingencies
          Total liabilities and shareholders' equity..............................  $153,996
                                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                            STATEMENT OF OPERATIONS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996
                                  (UNAUDITED)

Sales.............................................................................  $187,771
Cost of sales
  Subcontractors and direct labor costs...........................................    80,996
  Advertising and media costs.....................................................    15,577
          Total cost of revenues..................................................    96,573
                                                                                    --------
     Gross profit.................................................................    91,198
Operating expenses
  Wages -- staff and officers.....................................................    72,314
  Other...........................................................................    41,503
                                                                                    --------
          Total operating expenses................................................   113,817
                                                                                    --------
     Income (loss) from operations................................................   (22,619)
                                                                                    --------
  Forgiveness of debt.............................................................    10,125
                                                                                    --------
     Net income (loss)............................................................  $(12,494)
                                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996
                                  (UNAUDITED)

                                                  COMMON     COMMON   PAID-IN    RETAINED
                                                  SHARES     STOCK    CAPITAL    EARNINGS    TOTAL
                                                 ---------   ------   --------   --------   --------
BALANCE AT DECEMBER 31, 1995...................  2,040,000    $204      $796     $ 45,245   $ 46,245
Net income (loss)..............................         --      --        --      (12,494)   (12,494)
                                                 ---------    ----      ----     --------   --------
BALANCE AT JUNE 30, 1996.......................  2,040,000    $204      $796     $ 32,751   $ 33,751
                                                 =========    ====      ====     ========   ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                            STATEMENT OF CASH FLOWS
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996
                                  (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................................................  $(12,494)
  Adjustments to reconcile net loss to net cash provided by operating activities:
     Depreciation.................................................................     4,213
     Amortization.................................................................        31
  Change in assets and liabilities:
  (Increase) decrease in:
     Trade accounts receivable....................................................    14,759
     Other non-current assets.....................................................   (38,485)
     Trade accounts payable.......................................................     1,946
     Deferred income tax..........................................................         0
     Other current liabilities....................................................    51,637
     Income taxes.................................................................         0
                                                                                    --------
          Net cash used by operating activities...................................    21,607
                                                                                    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.............................................   (20,279)
  Loans to shareholder............................................................    (8,362)
                                                                                    --------
          Net cash used by investing activities...................................   (28,641)
                                                                                    --------
CASH FLOWS FROM FINANCING ACTIVITIES
          Net cash provided by financing activities...............................         0
                                                                                    --------
Net increase in cash..............................................................    (7,034)
Cash at beginning of period.......................................................    14,150
                                                                                    --------
Cash at end of period.............................................................  $  7,116
                                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                                 ERGOBILT, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) GENERAL

     Ergobilt, Inc. (the "Company"), a Texas corporation was incorporated on June 12, 1995 pursuant to the laws of the State of Texas as Ergobilt, Inc. The Company is engaged in consulting services regarding design and advertising trade issues.

     The interim financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information present not misleading. It is suggested that these financial statements be read in conjunction with the financial statements and notes for the year ended December 31, 1995.

     In the opinion of management, the unaudited interim financial information of the Company contains all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly the Company's financial position and the results of it operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for a full year.

(2) SUBSEQUENT EVENTS

     The Company has entered into a merger agreement (the "Merger Agreement") with BodyBilt Seating, Inc. ("BodyBilt") for the merger (the "Merger") of BodyBilt into a wholly-owned subsidiary of the Company to be completed simultaneously with the closing of an offering of shares of common stock by the Company. As consideration for the Merger, the shareholders of the BodyBilt will receive $17.6 million payable in a combination of cash (not to exceed $8.75 million), 516,667 shares of common stock of the Company valued at $4.65 million, and 466,667 shares of Series A Preferred common stock of the Company valued at $4.2 million, assuming an initial public offering price of $9.00 per share. The cash portion of the Merger Consideration will be reduced by the anticipated distribution of approximately $2.8 million related to S corporation earnings to be made to the shareholders of BodyBilt prior to the Merger.

     The Company affected a 2,040-for-1 stock split in September 1996. The effects of the stock split have been retroactively applied to the financial statements.

     In September 1996, the Company obtained a $500,000 loan at an interest rate of 8% per annum which is due to mature on September 30, 1997. In connection with the establishment of this borrowing, the Company's chairman sold and transferred 34,000 shares of Common Stock to the lender for an aggregate consideration of $34,000 and the Company issued a warrant to the lender to acquire up to 69,000 shares of Common Stock at an initial per share exercise price equal to 120% of the price to public in the initial public offering of the Company. The warrant is exercisable for a period of four years, commencing one year after the initial public offering of the Company. This note is secured by a personal guarantee of the Company's chairman. The Company intends to repay the note from the proceeds of this offering and also by shares of common stock at the initial offering price per share.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BodyBilt Seating, Inc.:

     We have audited the accompanying balance sheet of BodyBilt Seating, Inc. as of December 31, 1995, and the related statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the financial position of BodyBilt Seating, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                               KPMG PEAT MARWICK LLP
Houston, Texas
April 26, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
BodyBilt Seating, Inc.:

     We have audited the accompanying balance sheet of BodyBilt Seating, Inc. as of December 31, 1994, and the related statements of income, shareholders' equity, and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BodyBilt Seating, Inc. as of December 31, 1994, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

                                            Thompson, Derrig & Slovacek PC
Bryan, Texas
June 22, 1995

                             BODYBILT SEATING, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                                     ASSETS

                                                                         1994           1995
                                                                      ----------     ----------
CURRENT ASSETS
  Cash and cash equivalents.......................................... $   30,073     $   86,541
  Accounts receivable................................................  1,663,426      2,470,488
  Inventory..........................................................    961,059      1,456,248
  Prepaid expenses...................................................     39,569        124,694
  Employee receivable................................................      9,769         17,787
  Deposits...........................................................      4,800             --
  Shareholder receivable.............................................      3,800             --
                                                                      ----------     ----------
          Total current assets.......................................  2,712,496      4,155,758
                                                                      ----------     ----------
PROPERTY, PLANT & EQUIPMENT
  Land...............................................................      7,450          7,450
  Building and improvements..........................................    445,224        945,611
  Furniture & fixtures...............................................     30,654         65,377
  Equipment..........................................................    223,399        383,916
  Vehicles...........................................................    213,710        288,146
  Computer equipment.................................................     97,076        217,517
                                                                      ----------     ----------
                                                                       1,017,513      1,908,017
  Less: Accumulated depreciation.....................................    129,541        254,804
                                                                      ----------     ----------
                                                                         887,972      1,653,213
                                                                      ----------     ----------
OTHER ASSETS
  Deposits...........................................................      1,915          2,573
  Employee receivables...............................................      1,595             --
  Loans receivable...................................................      2,000             --
                                                                      ----------     ----------
                                                                           5,510          2,573
                                                                      ----------     ----------
                                                                      $3,605,978     $5,811,544
                                                                      ==========     ==========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                           DECEMBER 31, 1994 AND 1995

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                         1994           1995
                                                                      ----------     ----------
CURRENT LIABILITIES
  Current portion of long-term debt.................................. $   54,241     $  225,935
  Accounts payable:
     Trade...........................................................    280,757        641,109
     Other...........................................................         --         27,181
  Taxes payable......................................................     65,669        114,771
  Commissions payable................................................     33,981        139,150
  Accrued salaries...................................................     89,712        102,487
  Deferred revenue...................................................     51,031             --
                                                                      ----------     ----------
          Total current liabilities..................................    575,391      1,250,633
                                                                      ----------     ----------
LONG-TERM DEBT
  Notes payable, less current portion................................    747,811      1,083,944
  Note payable -- shareholder........................................     75,000         75,000
                                                                      ----------     ----------
          Total long-term liabilities................................    822,811      1,158,944
                                                                      ----------     ----------
SHAREHOLDERS' EQUITY
  Common stock, no par value; Authorized 500 shares; issued and
     outstanding -- 200 shares.......................................      1,000          1,000
  Retained earnings..................................................  2,206,776      3,400,967
                                                                      ----------     ----------
          Total shareholders' equity.................................  2,207,776      3,401,967
                                                                      ----------     ----------
COMMITMENTS AND CONTINGENCIES
          Total liabilities and shareholders' equity................. $3,605,978     $5,811,544
                                                                      ==========     ==========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                              STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                           1993           1994           1995
                                                        ----------     ----------     -----------
Sales.................................................. $6,534,963     $9,188,830     $13,672,349
                                                        ----------     ----------     -----------
Cost of sales..........................................  3,237,210      4,789,293       7,218,561
                                                        ----------     ----------     -----------
  Gross profit.........................................  3,297,753      4,399,537       6,453,788
Selling, general and administrative expenses
  Compensation.........................................    645,385      1,240,846       1,418,005
  Commissions..........................................    330,122        518,199         895,471
  Advertising..........................................    153,122        316,402         751,732
  Promotional costs....................................    179,389        217,912         320,109
  Other................................................    855,232        971,951       1,169,481
                                                        ----------     ----------     -----------
          Total selling, general and administrative
            expenses...................................  2,163,250      3,265,310       4,554,798
     Operating income..................................  1,134,503      1,134,227       1,898,990
  Interest expense.....................................    (24,194)       (30,155)        (56,910)
  Other income.........................................         69          6,385          37,111
                                                        ----------     ----------     -----------
  Income before income taxes...........................  1,110,378      1,110,457       1,879,191
Income tax expense.....................................     50,000         50,000          85,000
                                                        ----------     ----------     -----------
          Net income................................... $1,060,378     $1,060,457     $ 1,794,191
                                                        ==========     ==========     ===========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                         COMMON STOCK
                                                        $.00 PAR VALUE
                                                       ----------------     RETAINED
                                                       SHARES    AMOUNT     EARNINGS       TOTAL
                                                       ------    ------    ----------    ----------
Balances at December 31, 1992..........................   200    $1,000    $1,002,607    $1,003,607
Distributions to shareholders..........................    --        --      (583,333)     (583,333)
Net income.............................................    --        --     1,060,378     1,060,378
                                                          ---    ------    ----------    ----------
Balances at December 31, 1993..........................   200     1,000     1,479,652     1,480,652
Distributions to shareholders..........................    --        --      (333,333)     (333,333)
Net income.............................................    --        --     1,060,457     1,060,457
                                                          ---    ------    ----------    ----------
Balances at December 31, 1994..........................   200     1,000     2,206,776     2,207,776
Distributions to shareholders..........................    --        --      (600,000)     (600,000)
Net income.............................................    --        --     1,794,191     1,794,191
                                                          ---    ------    ----------    ----------
Balances at December 31, 1995..........................   200    $1,000    $3,400,967    $3,401,967
                                                          ===    ======    ==========    ==========

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                           1993           1994           1995
                                                        ----------     ----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................... $1,060,378     $1,060,457     $ 1,794,191
                                                        ----------     ----------     -----------
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation......................................     36,485         75,926         134,098
     Bad debts.........................................      5,451          3,619          10,658
     Loss (gain) on sale of assets.....................         --           (656)          6,178
     (Increase) in accounts receivable.................   (648,087)      (455,052)       (817,720)
     (Increase) decrease in inventories................   (499,128)        50,580        (495,189)
     (Increase) in prepaids............................     (2,754)       (11,760)        (85,125)
     Decrease (increase) in deposits and loans.........    (26,337)        29,561           6,142
     Decrease (increase) in related party
       receivables.....................................     (7,391)        34,173          (2,623)
     (Decrease) increase in accounts payable...........    325,842       (124,371)        387,533
     Increase in accrued salaries......................     26,734         27,586          12,775
     Increase in taxes payable.........................      6,584         13,354          49,102
     (Decrease) increase in commissions payable........      5,926           (417)        105,169
     Decrease in customer deposits.....................    (31,197)       (19,574)             --
     (Decrease) increase in deferred revenue...........         --         51,031         (51,031)
                                                        ----------     ----------     -----------
          Net cash provided by operations..............    252,506        734,457       1,054,158
                                                        ----------     ----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment............   (223,719)      (632,358)       (917,577)
  Proceeds from sale of property, plant and
     equipment.........................................         --          3,397              --
                                                        ----------     ----------     -----------
          Net cash used in investment activities.......   (223,719)      (628,961)       (917,577)
                                                        ----------     ----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings.............................    565,162      1,164,309       2,660,309
  Repayment of borrowings..............................     (7,472)      (920,447)     (2,140,422)
  Distributions to shareholders........................   (583,333)      (333,333)       (600,000)
                                                        ----------     ----------     -----------
          Net cash used in financing activities........    (25,643)       (89,471)        (80,113)
                                                        ----------     ----------     -----------
          Net increase in cash.........................      3,144         16,025          56,468
Cash and cash equivalents at beginning of year.........     10,904         14,048          30,073
                                                        ----------     ----------     -----------
Cash and cash equivalents at end of year............... $   14,048     $   30,073     $    86,541
                                                        ==========     ==========     ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Sale of equipment in settlement of note payable...... $       --     $       --     $    12,060
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest............................................. $   24,194     $   30,155     $    94,738
  Federal income taxes................................. $       --     $       --     $        --

                See accompanying notes to financial statements.

                             BODYBILT SEATING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization and Operations

     BodyBilt Seating, Inc. (the "Company") (formerly The Chair Works, Inc., Congleton Chair Works, Inc., and Lubbock Molasses, Inc.) was incorporated on November 22, 1982 pursuant to the laws of the State of Texas and elected to be treated as an S corporation. The Company is engaged in the manufacture and assembly of custom built ergonomic chairs for commercial, industrial and residential use.

  Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

  Accounts Receivable

     Accounts receivable are stated net of all known uncollectible accounts. The Company uses historical experience to determine an allowance for doubtful accounts. At December 31, 1995 and 1994, it was determined that no allowance was necessary.

  Income Taxes

     No provision or benefit for federal income taxes has been included in these financial statements since taxable income or loss passes through to, and is reported by, the shareholders, individually.

  Inventories

     Inventories consist of the following:

                                                                     1994          1995
                                                                   --------     ----------
    Raw materials................................................. $299,361     $  371,703
    Component parts...............................................  435,698        757,795
    Finished goods................................................  226,000        326,750
                                                                   --------     ----------
                                                                   $961,059     $1,456,248
                                                                   ========     ==========

     Inventory is stated at average cost for purchased parts and average cost plus allocated labor and overhead for parts manufactured by the Company. All inventory is stated at the lower of cost or market value.

  Property, Plant & Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight line method of depreciation. The assets are depreciated over the following estimated useful lives:

                                                                                YEARS
                                                                                -----
        Building and improvements...............................................   39
        Furniture and fixtures..................................................   10
        Equipment...............................................................   10
        Vehicles................................................................    5
        Computer equipment......................................................    5

                             BODYBILT SEATING, INC.

                        DECEMBER 31, 1993, 1994 AND 1995

  Fair Value of Financial Instruments

     The carrying amounts of cash equivalents, accounts receivable, employee receivable and accounts payable approximate fair value because of the short maturity of those instruments. The estimated fair value of notes payable is equivalent to its carrying value due to the floating interest rate.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  New Accounting Pronouncements

     Effective January 1, 1996, the Company will be required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets, may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value was necessary. Adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

     As of January 1, 1996, SFAS No. 123, "Accounting for Stock-Based Compensation," will be effective for the Company. SFAS No. 123 permits, but does not require, a fair value-based method of accounting for employee stock option plans which results in compensation expense recognition when stock options are granted. As permitted by SFAS No. 123, the Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated financial statements.

NOTE 2 -- RELATED PARTY TRANSACTIONS:

     The Company paid Agrivest, Inc. ("Agrivest"), a corporation wholly-owned by the Company president and director, a management fee of $36,000 in 1993, 1994 and 1995 for accounting, payroll and other administrative services provided. The Company paid consulting fees to Agrivest for additional management services of $12,000, $109,275, and $192,900 during 1993, 1994 and 1995, respectively.
Agrivest supplied the Company with certain managers and employees during 1993. The Company reimbursed those salaries and related employee benefits which totaled $165,828 in 1993.

     The Company leased vehicles from Agrivest and paid rentals of $6,000 during 1993 and 1994 and $2,000 during 1995. The Company leased vehicles from a shareholder and paid rentals of $7,394 and $4,508, during 1993 and 1994, respectively.

     The brother of the Company's president and director assisted in the development of the Company's promotional literature during 1993, 1994 and 1995. During 1993, consulting fees of $15,000 were paid to this individual. During part of 1993 and 1994, the Company employed this individual. Payments of $47,054, $119,036, and $353,868 were made during 1993, 1994 and 1995, respectively, to companies owned by the individual for promotional literature and marketing development.

     During 1994, the Company purchased $100,851 of furniture and fixtures, computer equipment and building improvements from a company owned by the Company's secretary/treasurer. During 1995, the Company purchased $172,588 of furniture and fixtures and building and leasehold improvements from a company owned by the Company's president and director.

                             BODYBILT SEATING, INC.

                        DECEMBER 31, 1993, 1994 AND 1995

     Accounts payable to related parties were $60,834 and $49,420 at December 31, 1995 and 1994, respectively.

NOTE 3 -- NOTES PAYABLE:

                                                        BALANCE      BALANCE
                            INTEREST                       AT           AT
         PAYEE                RATE        MATURITY      12-31-94     12-31-95          COLLATERAL
------------------------ --------------   --------      --------    ----------    ---------------------
The First National Bank    Prime + .75%
  of Bryan..............      (9.75% at
                              12/31/95)       1999(1)   $200,000    $  610,000    Accounts receivable,
                                                                                  inventory, and life
                                                                                  insurance policy(2)
The First National Bank
  of Bryan..............
                           Prime + .75%       2000       490,000       473,667    Building and contents
                                                                                  and life insurance
                                                                                  policy(2)
The First National Bank
  of Bryan..............   Prime + .75%       2000            --        76,850    Equipment(2)
The First National Bank
  of Bryan..............   7.5% to 9.5%       1997        99,461       149,362    Vehicles(2)
                                           to 1999
Richard Troutman,
  Shareholder...........             0%       2000(3)     75,000        75,000    Company stock
Other...................                                  12,591            --
                                                        --------    ----------
                                                         877,052     1,384,879
Less amount due within
  one year..............                                  54,241       225,935
                                                        --------    ----------
                                                        $822,811    $1,158,944
                                                        ========    ==========

---------------

(1) Repayment on the line of credit requires monthly interest payments until April 30, 1996 when monthly principal installments and interest are required until April 30, 1999 when the note matures. Maximum credit amount available under the line of credit is $1,000,000.

(2) Personally guaranteed by Mark McMillan, president and shareholder of the Company.

(3) As the personal guarantees by Mark McMillan are reduced below $75,000, repayment in amounts equal to the reduction in personal guarantees will begin.

     The principal portion of long-term debt outstanding at December 31, 1995 and during the five years succeeding 1995 are as follows:

            1996...................................................... $  225,935
            1997......................................................    296,221
            1998......................................................    295,354
            1999......................................................    136,120
            Thereafter................................................    431,249
                                                                       ----------
                                                                       $1,384,879
                                                                       ==========

                             BODYBILT SEATING, INC.

                        DECEMBER 31, 1993, 1994 AND 1995

NOTE 4 -- OBLIGATIONS UNDER OPERATING LEASES:

     The Company has operating leases for office space and vehicles. Minimum annual rental commitments at December 31, 1995 are as follows:

                                    YEARS ENDED
                                    DECEMBER 31:
            ------------------------------------------------------------
            1996........................................................ $53,442
            1997........................................................  41,174
            1998........................................................   4,400
                                                                         -------
                                                                         $99,016
                                                                         =======

     Most of the operating leases contain one of the following options: (a) the Company can, after the initial lease term, purchase the property at the then fair market value of the property, or in several cases an amount specified in the lease, or (b) the Company can renew its lease at the then fair rental value.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 6 -- SUBSEQUENT EVENT (UNAUDITED)

     In August 1996, the Company agreed to merge with ErgoBilt, Inc. The completion of the merger will not take place unless there is a successful public offering of ErgoBilt, Inc's shares.

                             BODYBILT SEATING, INC.

                                 BALANCE SHEET
                                  (UNAUDITED)
                                 JUNE 30, 1996

                                     ASSETS

Current assets:
  Cash and cash equivalents......................................................  $  115,556
  Accounts receivable............................................................   1,682,744
  Inventory......................................................................   1,498,952
  Prepaid expenses...............................................................     224,290
  Employee receivable............................................................      42,547
  Deposits.......................................................................       2,702
                                                                                   ----------
          Total current assets...................................................   3,566,791
                                                                                   ----------
Property, plant and equipment:
  Land...........................................................................       7,450
  Building and improvements......................................................   1,123,887
  Furniture and fixtures.........................................................     124,840
  Equipment......................................................................     493,333
  Vehicles.......................................................................     354,456
  Computer equipment.............................................................     352,757
                                                                                   ----------
                                                                                    2,456,723
  Less accumulated depreciation..................................................    (390,492)
                                                                                   ----------
          Property, plant and equipment, net.....................................   2,066,231
                                                                                   ----------
          Total assets...........................................................  $5,633,022
                                                                                   ==========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............................................  $  127,700
  Accounts payable:
     Trade.......................................................................     402,776
     Other.......................................................................       1,826
  Taxes payable..................................................................      87,761
  Commissions payable............................................................      49,374
                                                                                   ----------
          Total current liabilities..............................................     669,437
                                                                                   ----------
Long-term debt:
  Notes payable, less current portion............................................   1,509,082
  Note payable -- shareholder....................................................      75,000
                                                                                   ----------
          Total long-term debt...................................................   1,584,082
                                                                                   ----------
Shareholders' equity:
  Common stock; no par value, 500 shares authorized; 200 shares issued and
     outstanding.................................................................       1,000
  Retained earnings..............................................................   3,378,503
                                                                                   ----------
          Total shareholders' equity.............................................   3,379,503
Commitments and contingencies
                                                                                   ----------
          Total liabilities and shareholders' equity.............................  $5,633,022
                                                                                   ==========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                              STATEMENTS OF INCOME
                                  (UNAUDITED)
             FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1995 AND 1996

                                                                         1995           1996
                                                                      ----------     ----------
Sales...............................................................  $5,613,667     $7,431,996
Cost of sales.......................................................   3,104,656      3,920,912
                                                                      ----------     ----------
          Gross profit..............................................   2,509,011      3,511,084
Selling, general and administrative expenses........................   1,880,163      2,746,343
                                                                      ----------     ----------
          Operating income..........................................     628,848        764,741
Interest expense....................................................     (25,875)       (45,884)
Other income (expense)..............................................     (11,583)       (18,988)
                                                                      ----------     ----------
Income before income taxes..........................................     591,390        699,869
Income tax expense..................................................      24,000         39,000
                                                                      ----------     ----------
          Net income................................................  $  567,390     $  660,869
                                                                      ==========     ==========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)
                      SIX MONTH PERIOD ENDED JUNE 30, 1996

                                                 COMMON     COMMON      RETAINED
                                                 SHARES     STOCK       EARNINGS        TOTAL
                                                 ------     ------     ----------     ----------
Balance at January 1, 1995.....................    200      $1,000     $2,206,776     $2,207,776
Distributions to shareholders..................     --         --        (600,000)      (600,000)
Net income.....................................     --         --         567,390        567,390
                                                   ---      ------     ----------     ----------
Balance at June 30, 1995.......................    200       1,000      2,174,166      2,175,166
                                                   ===      ======     ==========     ==========
Balance at January 1, 1996.....................    200       1,000      3,400,967      3,401,967
Distributions to shareholders..................     --         --        (683,333)      (683,333)
Net income.....................................     --         --         660,869        660,869
                                                   ---      ------     ----------     ----------
Balance at June 30, 1996.......................    200      $1,000     $3,378,503     $3,379,503
                                                   ===      ======     ==========     ==========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
             FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1995 AND 1996

                                                                         1995          1996
                                                                       ---------     ---------
Cash flows from operating activities:
Net income...........................................................   $567,390      $660,869
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation....................................................     67,050       135,688
     Bad debts.......................................................      4,438        13,046
     Loss (gain) on sale of assets...................................      6,178            --
     Increase in accounts receivable.................................    (97,667)      774,698
     (Increase) decrease in inventories..............................    (68,176)      (42,704)
     Increase in prepaids............................................    (33,894)      (99,596)
     Decrease (increase) in deposits and loans.......................      6,800          (129)
     Decrease (increase) in related party receivables................      2,698       (24,760)
     (Decrease) increase in accounts payable.........................    260,538      (263,688)
     Increase in accrued salaries....................................    (89,712)     (102,487)
     Increase in taxes payable.......................................    (20,737)      (27,010)
     (Decrease) increase in commissions payable......................      5,240       (89,776)
     (Decrease) increase in deferred revenue.........................    (51,031)           --
                                                                        --------      --------
          Net cash provided by operations............................    559,115       934,151
                                                                        --------      --------
Cash flows from investing activities -- purchase of property, plant
  and equipment......................................................   (253,014)     (498,781)
Cash flows from financing activities:
  Net borrowings under revolving line of credit......................    287,500       334,444
  Repayment of notes payable.........................................    (18,053)      (57,466)
  Distributions to shareholders......................................   (600,000)     (683,333)
                                                                        --------      --------
          Net cash used in financing activities......................   (330,553)     (406,355)
Net increase (decrease) in cash......................................    (24,452)       29,015
Cash and cash equivalents at beginning of the period.................     30,073        86,541
                                                                        --------      --------
Cash and cash equivalents at end of the period.......................   $  5,621      $115,556
                                                                        ========      ========
Supplemental disclosure of noncash investing and financing
  activities:
  Sale of equipment in settlement of note payable....................   $ 12,060      $     --
  Purchases of equipment in exchange for notes payable...............     29,550        49,925
                                                                        ========      ========
Supplemental disclosure of cash flow information:
  Interest paid during the period....................................   $ 43,074      $ 76,382
                                                                        ========      ========

           See accompanying notes to unaudited financial statements.

                             BODYBILT SEATING, INC.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 JUNE 30, 1996

     The accompanying unaudited financial statements of BodyBilt Seating, Inc. (the "Company") for the six month period ended June 30, 1996 and 1995 have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     In the opinion of management, all adjustments considered necessary for a fair presentation of the results of the interim period have been included. Operating results for any interim period are not necessarily indicative of the results that may be expected for the entire fiscal year. These statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1995.

     The Company has entered into a merger agreement (the "Merger Agreement") with ErgoBilt, Inc. ("ErgoBilt") for the merger (the "Merger") of the Company into a wholly-owned subsidiary of ErgoBilt to be completed simultaneously with the closing of an offering of shares of common stock by ErgoBilt. As consideration for the Merger, the shareholders of the Company will receive $17.6 million payable in a combination of cash (not to exceed $8.75 million), 516,667 shares of common stock of ErgoBilt valued at $4.65 million, and 466,667 shares of Series A Preferred common stock of ErgoBilt valued at $4.2 million, assuming an initial public offering price of $9.00 per share. The cash portion of the Merger Consideration will be reduced by the anticipated distribution of approximately $2.8 million related to S corporation earnings to be made to the shareholders of the Company prior to the Merger.

===============================================================================


  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................    3
Risk Factors...........................    7
The Reorganization.....................   11
Recent Developments....................   11
Use of Proceeds........................   12
Dividend Policy........................   12
Dilution...............................   13
Capitalization.........................   14
Selected Financial Data................   15
Selected Pro Forma Financial Data......   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   17
Business...............................   22
Management.............................   29
Certain Transactions...................   33
Principal Shareholders.................   34
Description of Capital Stock...........   35
Shares Eligible for Future Sale........   38
Underwriting...........................   39
Legal Matters..........................   40
Experts................................   41
Additional Information.................   41
Index to Financial Statements..........  F-1

                             ---------------------

  UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


===============================================================================



===============================================================================


                                2,000,000 SHARES

                                 [ERGOBILT LOGO]

                                  COMMON STOCK


                          ---------------------------
                                    PROSPECTUS
                          ---------------------------


                        RAUSCHER PIERCE REFSNES, INC.

                           WHEAT FIRST BUTCHER SINGER


                                             , 1996


===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The registrant will pay the following estimated expenses in connection with the issuance and distribution of Common Stock pursuant to this registration statement, in addition to underwriting discounts:

        SEC Filing Fee....................................................  $  6,970
        NASD Filing Fee...................................................     2,800
        NASDAQ National Market System Application Fee.....................        --
        Accounting Fees and Expenses......................................     *
        Legal Fees and Expenses...........................................     *
        Printing and Engraving............................................     *
        Transfer Agent and Registrar Fees and Expenses....................     *
        Blue Sky Fees and Expenses (including fees of counsel)............    10,000
        Underwriter's Nonaccountable Expense Allowance....................   100,000
        Miscellaneous.....................................................     *
                                                                            --------
                  Total...................................................  $  *
                                                                            ========

---------------

     * To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The registrant's Restated Articles of Incorporation contain provisions that eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty, other than liability for a breach of the duty of loyalty, acts or omissions not in good faith that constitute a breach of the director's duty to the registrant, acts that involve intentional misconduct or a knowing violation of the law, transactions in which the director receives an improper benefit and acts or omissions for which liability is expressly provided by applicable law. The registrant's bylaws contain provisions requiring the registrant to indemnify its directors, officers, employees, consultants and persons serving in such capacities of another company at the registrant's request, to the fullest extent permitted in the Texas Business Corporation Act.

     The registrant has an insurance policy providing for indemnification of officers and directors and certain other persons against liabilities and expenses that they incur in certain stated proceedings and under certain stated conditions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The registrant was incorporated on June 12, 1995. On that date, the registrant issued 1,000 shares of its common stock to Gerald R. McMillan for $1,000. On September 1, 1996, the registrant effected a 2040:1 stock dividend. These transactions were exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) because they did not involve any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The information set forth on the "Index to Exhibits" beginning on page II-4 of this registration statement is incorporated here by reference. No financial statement schedules are filed as part of this registration statement.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (3) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 15, 1996.

                                            ERGOBILT, INC.

                                            By: /s/  GERARD SMITH
                                               -----------------------------
                                                 Gerard Smith,
                                                 President and Chief Executive
                                                   Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

                  SIGNATURE                                 TITLE                     DATE
                  ---------                                 -----                     ----
                 /s/  GERALD McMILLAN            Chairman of the Board and      October 15, 1996
        ---------------------------------          Director
               Gerald McMillan

                    /s/  GERARD SMITH            President, Chief Executive     October 15, 1996
        ---------------------------------          Officer and Director
                 Gerard Smith                      (Principal Executive
                                                   Officer and Acting
                                                   Principal Financial and
                                                   Accounting Officer)


                               INDEX TO EXHIBITS

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
  NUMBER                                   EXHIBIT                                    PAGE
---------- -----------------------------------------------------------------------------------
 *1        -- Underwriting Agreement
  2        -- Agreement and Plan of Merger by and among ErgoBilt, Inc., EB
              Subsidiary, Inc., BodyBilt Seating, Inc., Mark A. McMillan, Dr.
              Richard Troutman and Drew Congleton dated August 19, 1996 (without schedules or exhibits)
 *3(i)     -- Restated Articles of Incorporation
 *3(ii)    -- Amended and Restated Bylaws
 *4(a)     -- Text and Description of Graphics and Images Appearing on Certificate
              for Common Stock
 *4(b)     -- Certificate of Designation of Series A Preferred Stock of ErgoBilt,
              Inc.
 *4(c)     -- Text and Description of Graphics and Images Appearing on Certificate
              for Series A Preferred Stock
 *5        -- Opinion of Wolin, Fuller, Ridley & Miller LLP
 *9        -- Shareholders Voting Agreement
 10(a)(1)  -- Loan Agreement between The First National Bank of Bryan and BodyBilt
              Seating, Inc. dated June 30, 1996, and schedule of substantially similar agreements
 10(a)(2)  -- Security Agreement between The First National Bank of Bryan and
              BodyBilt Seating, Inc. dated June 30, 1996, and schedule of substantially similar agreements
 10(a)(3)  -- Third Party Pledge Agreement between The First National Bank of Bryan and Mark A. McMillan dated June 30, 1996, and schedule of
              substantially similar agreements
 10(a)(4)  -- Guaranty in favor of The First National Bank of Bryan by Mark A.
              McMillan dated June 30, 1996, and schedule of substantially similar agreements
 10(a)(5)  -- Promissory Note in the original principal amount of $2,000,000 executed by BodyBilt Seating, Inc. in favor of The First National
              Bank of Bryan dated June 30, 1996, and schedule of substantially similar agreements
 10(b)(1)  -- Agreement Among The First National Bank of Bryan, BodyBilt Seating,
              Inc. and Mark A. McMillan dated June 15, 1995
 10(c)(1)  -- Loan Agreement Among The First National Bank of Bryan, BodyBilt
              Seating, Inc. and Mark A. McMillan dated May 26, 1994
 10(c)(2)  -- Promissory Note in the original principal amount of $571,500 executed by BodyBilt Seating, Inc. in favor of The First National Bank of
              Bryan dated May 26, 1994
 10(c)(3)  -- Specific Guaranty in favor of The First National Bank of Bryan by
              Mark A. McMillan dated May 26, 1994
 10(c)(4)  -- General Security Agreement Among The First National Bank of Bryan,
              BodyBilt Seating, Inc. and Mark A. McMillan dated May 26, 1994
 10(c)(5)  -- Modification and/or Extension Agreement Among The First National Bank
              of Bryan, BodyBilt Seating, Inc. and Mark A. McMillan dated May 31,
              1995
 10(c)(6)  -- Third Party Pledge Agreement between The First National Bank of Bryan and Mark A. McMillan dated May 31, 1995
 10(d)(1)  -- Common Stock and Warrant Purchase Agreement among ErgoBilt, Inc.,
              Gerald McMillan, and Summit Partners Management Co. dated September
              6, 1996
 10(d)(2)  -- Registration Rights Agreement between ErgoBilt, Inc. and Summit
              Partners Management Co. dated September 6, 1996

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
  NUMBER                                   EXHIBIT                                    PAGE
---------- -----------------------------------------------------------------------------------
 10(d)(3)  -- Convertible Promissory Note in the original principal amount of
              $500,000 executed by ErgoBilt, Inc. in favor of Summit Partners
              Management Co. dated September 6, 1996
 10(d)(4)  -- Investment and Security Agreement among Gerald McMillan, ErgoBilt,
              Inc. and Summit Partners Management Co. dated September 6, 1996
 10(e)(1)  -- Universal Note Among The First National Bank of Bryan, BodyBilt
              Seating, Inc. and Mark A. McMillan dated May 27, 1993, and schedule of substantially similar agreements
 10(e)(2)  -- Security Agreement Among The First National Bank of Bryan, BodyBilt
              Seating, Inc. and Mark A. McMillan dated May 27, 1993, and schedule of substantially similar agreements
 10(e)(3)  -- Guaranty Among The First National Bank of Bryan, BodyBilt Seating,
              Inc. and Mark A. McMillan dated May 27, 1993, and schedule of substantially similar agreements
 10(f)     -- Non-Recourse Promissory Note in the original principal amount of
              $75,000 executed by Lubbock Molasses, Inc. in favor of Dr. Richard
              Troutman dated May 1, 1989
 10(g)     -- Patent License Agreement Between Jerome J. Congleton and The Chair
              Works dated May 15, 1991
 10(h)(1)  -- Award/Contract #GS-29F-0119C Between BodyBilt Seating, Inc. and
              General Services Administration (GSA)
 10(h)(2)  -- Amendment of Solicitation/Modification of Contract #GS-29F-0119C
              Between BodyBilt Seating, Inc. and General Services Administration
              (GSA)
 10(i)     -- Settlement Agreement Among BodyBilt Seating, Inc., Mark A. McMillan,
              Drew Congleton, Michael Jack, and Galen Green, and Neutral Posture
              Ergonomics, Inc., Jerome J. Congleton, Jay Congleton and Rebecca
              Congleton Boenigk, Entered Into January 1995
*10(j)     -- Executive Employment Agreement between Drew Congleton and a
              corporation to be known as BodyBilt Seating, Inc. dated             ,
              1996
 10(k)     -- Consulting Agreement between Mark A. McMillan and ErgoBilt, Inc.
              dated October 15, 1996
 10(l)     -- Consulting Services Agreement among ErgoBilt, Inc., Gerald McMillan and Gerard Smith dated July 2, 1996
 10(m)     -- Amended and Restated Executive Employment Agreement between ErgoBilt,
              Inc. and Gerard Smith dated as of October 15, 1996
 10(n)     -- IPO Consulting Services Agreement between ErgoBilt, Inc. and P.
              Michael Sullivan dated September 16, 1996
 10(o)     -- Executive Employment Agreement between ErgoBilt, Inc. and P. Michael
              Sullivan dated September 16, 1996
 10(p)     -- Business Management Contract Between BodyBilt Seating, Inc. and
              Agrivest, Inc., dated January 1, 1996
 10(q)     -- Consulting Agreement Between The Chafferton Company and BodyBilt
              Seating, Inc. dated August 1, 1994
 10(r)     -- Conditional Release of Commission Between Gerald McMillan and
              BodyBilt Seating, Inc. dated May 23, 1996

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
  NUMBER                                   EXHIBIT                                    PAGE
---------- -----------------------------------------------------------------------------------
 10(s)     -- Memorandum of Understanding Regarding 1984 Pace Arrow Motor Home
              between Mark A. McMillan and Drew Congleton dated December 1992
*10(t)     -- Stock Option Plan
 21        -- Subsidiaries
 23(a)     -- Consent of KPMG Peat Marwick LLP
 23(b)     -- Consent of Thompson, Derrig & Slovacek PC
 23(c)     -- Consent of Wolin, Fuller, Ridley & Miller LLP (included in Exhibit 5 to this registration statement)
 27        -- Financial Data Schedule
 99(a)     -- Consent of Person About to Become Director (William H. Weed)
 99(b)     -- Consent of Person About to Become Director (William B. Glenn, Jr.)
 99(c)     -- Consent of Person About to Become Director (W. Barton Munro)
 99(d)     -- Consent of Person About to Become Director (Drew Congleton)
 99(e)     -- Consent of Person About to Become Director (Robert E. Faust)

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* To be filed by amendment.